File No. 82-4835

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

SEC MAIL PROCESSING
RECEIVED
SEP - 1 2004
WASH, D.C. 185 SECTION

Financial Statements

Half year ended June 30, 2004

04036747

SUPPL

PROCESSED
SEP 0 8 2004
THOMSON FINANCIAL

dw 9/8

Deloitte.

Dedicated to serving businesses
in Thailand for over 65 years

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
อาคารรัจนาการ ชั้น 25
183 ถนนสาทรใต้
แขวงยานนาวา เขตสาทร
กรุงเทพฯ 10120
โทร : 66 (0) 2676 5700
แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the accompanying consolidated balance sheet of Bangkok Bank Public Company Limited and subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at June 30, 2004, and the related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the half year then ended. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated and the Bank's financial statements for the year ended December 31, 2003, have been audited, in accordance with generally accepted auditing standards, by another auditor of the same firm whose report thereon dated February 17, 2004 expressed an unqualified opinion. The consolidated and the Bank's balance sheets as at December 31, 2003 presented herein for comparison, have been derived from such financial statements which have been audited and reported on by such other auditor. In addition, the consolidated and the Bank' financial statements for the half year ended June 30, 2003 have also been audited by such auditor whose report thereon dated August 18, 2003 expressed an unqualified opinion, with an explanatory paragraph regarding the impact of the economic situation and the process of qualitative loan review procedures in accordance with the Guidelines of the Bank of Thailand. The related consolidated and the Bank's statements of income, changes in shareholders' equity and cash flows for the half year ended June 30, 2003, presented herein for comparison, have also been derived from such financial statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated and the Bank' s financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2004, and the results of operations and the cash flows for the half year then ended, in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and the Bank's statements of income for the quarter ended June 30, 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our review. The related consolidated and the Bank's statements of income for the quarter ended June 30, 2003, presented herein for comparison, have also been reviewed by such auditor whose review report thereon dated August 18, 2003, stated that nothing had come to his attention that caused him to believe that such statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles, with an explanatory paragraph regarding the impact of the economic situation and the process of qualitative loan review procedures in accordance with the Guidelines of the Bank of Thailand.

We conducted our review in accordance with the Standards on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provided less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our review, nothing had come to our attention that causes us to believe that the consolidated and the Bank's statements of income as described in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
August 16, 2004

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2004	As at December 31, 2003	As at June 30, 2004	As at December 31, 2003
ASSETS				
CASH	20,709,229,282	28,379,322,953	20,573,581,338	28,239,949,393
INTERBANK AND MONEY MARKET ITEMS (Note 4.2)				
Domestic items				
Interest bearing	7,475,323,680	6,856,415,362	7,283,432,421	6,443,362,042
Non-interest bearing	9,053,971,165	4,593,347,616	8,897,553,054	4,190,202,246
Foreign items				
Interest bearing	55,204,454,583	85,408,892,998	52,972,554,212	93,490,484,615
Non-interest bearing	8,373,963,491	9,473,172,623	8,170,831,697	9,233,566,232
Total interbank and money market items, net	80,107,712,919	106,331,828,599	77,324,371,384	113,357,615,135
SECURITIES PURCHASED UNDER RESALE AGREEMENTS (Note 4.3)	56,550,000,000	77,174,000,000	56,500,000,000	77,094,000,000
INVESTMENTS (Notes 3.4 and 4.4)				
Current investments, net	106,356,643,176	94,840,510,022	105,987,665,931	91,147,498,987
Long-term investments, net	249,362,825,091	256,903,798,067	247,411,965,701	254,902,151,721
Investments in subsidiaries and associated companies, net	1,964,588,489	2,594,718,345	9,436,251,750	9,701,794,563
Total investments, net	357,684,056,756	354,339,026,434	362,835,883,382	355,751,445,271
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Notes 3.5 and 4.5)	900,173,591,848	851,900,485,553	896,670,494,793	848,858,840,522
Accrued interest receivable	1,042,132,323	1,046,767,283	1,028,108,315	1,032,342,856
Total loans and accrued interest receivable	901,215,724,171	852,947,252,836	897,698,603,108	849,891,183,378
Less Allowance for doubtful accounts (Notes 3.6 and 4.6)	(116,623,243,353)	(124,589,950,488)	(116,170,003,111)	(124,032,406,197)
Less Revaluation allowance for debt restructuring (Note 4.7)	(11,866,862,034)	(11,346,546,650)	(11,866,862,034)	(11,346,546,650)
Total loans and accrued interest receivable, net	772,725,618,784	717,010,755,698	769,661,737,963	714,512,230,531
PROPERTIES FORECLOSED, NET (Notes 3.8 and 4.8)	35,517,592,474	33,694,639,710	27,421,913,016	26,007,863,872
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,022,905,994	1,139,411,676	1,022,905,994	1,139,411,676
PREMISES AND EQUIPMENT, NET (Notes 3.9 and 4.9)	29,710,321,901	30,040,510,356	29,535,096,769	29,878,803,771

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2004	As at December 31, 2003	As at June 30, 2004	As at December 31, 2003
ASSETS (CONTINUED)				
LEGAL EXPENSE PAID IN ADVANCE	897,735,676	1,509,610,022	893,837,174	1,506,247,921
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	2,824,753,166	3,593,022,260	2,796,171,202	3,473,159,390
LEASEHOLDS, NET (Note 3.11)	2,414,333,850	2,455,477,605	2,394,904,994	2,437,412,335
OTHER ASSETS, NET	6,302,981,286	7,671,325,045	5,352,006,587	5,450,838,691
TOTAL ASSETS	1,366,467,242,088	1,363,338,930,358	1,356,312,409,803	1,358,848,977,986

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2004	As at December 31, 2003	As at June 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS (Note 4.10)				
Deposits in Baht	1,077,398,151,829	1,033,865,432,953	1,075,149,728,944	1,031,472,700,477
Deposits in foreign currencies	86,546,132,749	89,428,679,495	80,394,513,817	83,437,197,529
Total deposits	1,163,944,284,578	1,123,294,112,448	1,155,544,242,761	1,114,909,898,006
INTERBANK AND MONEY MARKET ITEMS (Note 4.11)				
Domestic items				
Interest bearing	6,905,235,121	4,633,198,105	6,849,085,992	4,374,698,105
Non-interest bearing	4,931,713,938	5,892,161,014	5,000,713,427	5,967,043,259
Foreign items				
Interest bearing	13,792,808,743	19,324,061,516	13,655,431,222	26,017,960,566
Non-interest bearing	2,107,497,537	1,751,165,252	2,135,809,793	1,806,581,117
Total interbank and money market items, net	27,737,255,339	31,600,585,887	27,641,040,434	38,166,283,047
LIABILITIES PAYABLE ON DEMAND	4,721,527,742	6,955,201,378	4,471,570,262	6,743,281,614
SECURITIES SOLD UNDER REPURCHASE AGREEMENTS (Note 4.12)	2,000,000,000	-	2,000,000,000	-
BORROWINGS (Note 4.13)				
Short-term borrowings	-	13,931,054,772	-	13,931,054,772
Long-term borrowings	26,373,792,964	29,195,222,803	26,373,792,964	29,195,222,803
Total borrowings	26,373,792,964	43,126,277,575	26,373,792,964	43,126,277,575
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 4.19)	13,164,183,450	34,496,550,000	13,164,183,450	34,496,550,000
BANK'S LIABILITIES UNDER ACCEPTANCES	1,022,905,994	1,139,411,676	1,022,905,994	1,139,411,676
INTER ACCOUNT BALANCE, NET	4,106,224,217	4,627,416,784	4,112,356,156	4,599,454,540
OTHER LIABILITIES	16,637,088,169	15,609,350,844	15,477,043,579	13,439,292,290
TOTAL LIABILITIES	1,259,707,262,453	1,260,848,906,592	1,249,807,135,600	1,256,620,448,748

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2004	As at December 31, 2003	As at June 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4.20)				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000,000	39,980,000,000	39,980,000,000	39,980,000,000
2,000,000 preferred shares of Baht 10 each	20,000,000	20,000,000	20,000,000	20,000,000
Issued and paid-up share capital				
1,908,497,894 ordinary shares of Baht 10 each	19,084,978,940	19,084,978,940	19,084,978,940	19,084,978,940
345,000 preferred shares of Baht 10 each (Notes 4.19 and 4.20)	3,450,000	3,450,000	3,450,000	3,450,000
PREMIUM ON ORDINARY SHARE CAPITAL (Note 4.24)	56,346,232,013	82,121,708,352	56,346,232,013	82,121,708,352
UNREALIZED INCREMENT PER LAND APPRAISAL (Note 3.9)	10,200,890,371	10,200,890,371	10,200,890,371	10,200,890,371
UNREALIZED INCREMENT PER PREMISES APPRAISAL (Note 3.9)	4,649,547,935	4,987,005,139	4,649,547,935	4,987,005,139
FOREIGN EXCHANGE ADJUSTMENT	1,112,395,293	676,451,457	1,112,395,293	676,451,457
UNREALIZED GAINS ON INVESTMENT (Note 3.4)	9,665,009,355	12,825,912,550	9,665,009,355	12,825,912,550
UNREALIZED LOSSES ON INVESTMENT (Note 3.4)	(2,506,990,425)	(1,896,391,232)	(2,506,990,425)	(1,896,391,232)
RETAINED EARNINGS (DEFICIT) (Note 4.24)				
Appropriated				
Legal reserves (Note 4.23)	-	11,544,800,000	-	11,544,800,000
Other reserves (Note 4.23)	-	63,266,975,948	-	63,266,975,948
Unappropriated (Deficit)	7,949,760,721	(100,587,252,287)	7,949,760,721	(100,587,252,287)
TOTAL	106,505,274,203	102,228,529,238	106,505,274,203	102,228,529,238
MINORITY INTEREST	254,705,432	261,494,528	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	106,759,979,635	102,490,023,766	106,505,274,203	102,228,529,238
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,366,467,242,088	1,363,338,930,358	1,356,312,409,803	1,358,848,977,986

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	As at June 30, 2004	As at December 31, 2003	As at June 30, 2004	As at December 31, 2003
OFF-BALANCE-SHEET ITEMS				
CONTINGENCIES (Note 4.25)				
AVALS TO BILLS AND GUARANTEES OF LOANS	13,388,295,399	14,282,455,278	13,388,295,399	14,247,855,278
LIABILITY UNDER UNMATURED IMPORT BILLS	9,954,466,865	9,380,251,211	9,831,421,527	9,199,972,715
LETTERS OF CREDIT	30,323,966,111	28,789,642,528	29,973,902,703	28,459,194,068
OTHER CONTINGENCIES	671,869,428,835	580,565,509,823	670,345,052,395	596,530,158,864

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)

(Mr. Teera Aphaiwongse)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED - REVIEWED"

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
INTEREST AND DIVIDEND INCOME				
Interest on loans	8,430,722,674	8,062,233,155	8,330,005,059	7,962,694,041
Interest on interbank and money market items	591,228,534	613,965,705	574,245,940	829,111,059
Hire purchase and financial lease income	245,491	6,470,104	-	-
Investments	2,477,433,013	3,023,703,872	2,449,476,105	2,911,935,874
Total interest and dividend income	11,499,629,712	11,706,372,836	11,353,727,104	11,703,740,974
INTEREST EXPENSES				
Interest on deposits	2,476,745,191	3,673,419,733	2,428,348,092	3,619,386,699
Interest on interbank and money market items	103,256,667	59,962,448	95,400,364	106,851,364
Interest on short - term borrowings	-	892,687,894	-	892,687,894
Interest on long - term borrowings	909,049,016	1,633,938,720	909,049,016	1,633,938,720
Total interest expenses	3,489,050,874	6,260,008,795	3,432,797,472	6,252,864,677
NET INTEREST AND DIVIDEND INCOME	8,010,578,838	5,446,364,041	7,920,929,632	5,450,876,297
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 4.6)	147,739,100	294,613,677	181,917,809	280,990,354
LOSS ON DEBT RESTRUCTURING	861,773,929	855,679,365	861,773,929	855,679,365
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	7,001,065,809	4,296,070,999	6,877,237,894	4,314,206,578
NON - INTEREST INCOME				
Gain on investments, net	111,220,692	1,619,477,016	117,239,572	1,618,393,596
Equity in undistributed net income of subsidiaries and associated companies	61,248,367	97,062,714	63,022,315	90,409,384
Fees and service income				
Acceptances, aval and guarantees	32,978,851	65,004,188	32,978,851	64,984,450
Others	3,116,853,307	2,780,986,078	2,884,282,104	2,646,714,658
Gain on exchange, net	652,529,116	713,191,644	644,234,875	699,683,245
Gain on disposal of assets	245,406,311	69,631,173	244,933,149	66,607,120
Other income	228,265,352	276,420,041	200,713,707	221,593,712
Total non - interest income	4,448,501,996	5,621,772,854	4,187,404,573	5,408,386,165
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	11,449,567,805	9,917,843,853	11,064,642,467	9,722,592,743

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED JUNE 30,

"UNAUDITED - REVIEWED"

Baht

		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
		2004	2003	2004	2003
NON - INTEREST EXPENSES					
Personnel expenses		2,228,778,142	2,138,326,924	2,094,518,068	2,051,223,333
Premises and equipment expenses		1,256,776,582	1,177,022,782	1,211,710,990	1,141,577,885
Taxes and duties		447,959,975	501,365,225	406,925,125	498,310,846
Fees and service expenses		581,445,862	448,489,790	551,787,125	424,013,473
Directors' remuneration		11,614,500	11,299,495	10,450,000	10,250,000
Contributions to the Financial Institutions Development Fund		1,050,400,629	1,010,946,967	1,047,887,466	1,006,845,524
Other expenses		1,520,855,399	1,883,082,100	1,446,560,920	1,855,570,912
Total non - interest expenses		7,097,831,089	7,170,533,283	6,769,839,694	6,987,791,973
INCOME BEFORE INCOME TAX		4,351,736,716	2,747,310,570	4,294,802,773	2,734,800,770
INCOME TAX EXPENSES (Note 4.30)		48,902,810	5,476,110	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES		4,302,833,906	2,741,834,460	4,294,802,773	2,734,800,770
MINORITY INTERESTS IN NET INCOME (LOSS) OF SUBSIDIARIES		8,031,133	7,033,690	-	-
NET INCOME		4,294,802,773	2,734,800,770	4,294,802,773	2,734,800,770
BASIC EARNINGS PER SHARE (Note 3.18)	BAHT	2.25	1.87	2.25	1.87
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	SHARES	1,908,497,894	1,466,495,694	1,908,497,894	1,466,495,694

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
INTEREST AND DIVIDEND INCOME				
Interest on loans	16,429,060,575	16,916,578,427	16,241,965,817	16,716,817,563
Interest on interbank and money market items	1,250,048,679	1,775,279,099	1,334,218,103	2,139,975,270
Hire purchase and financial lease income	443,710	6,894,291	-	-
Investments	5,454,623,008	6,271,158,857	5,382,314,799	6,028,940,686
Total interest and dividend income	23,134,175,972	24,969,910,674	22,958,498,719	24,885,733,519
INTEREST EXPENSES				
Interest on deposits	4,998,674,182	7,805,431,268	4,901,988,436	7,697,491,995
Interest on interbank and money market items	209,560,976	171,457,410	208,340,916	211,850,991
Interest on short - term borrowings	745,005,868	1,479,950,932	745,005,868	1,479,950,932
Interest on long - term borrowings	2,506,067,362	3,556,391,467	2,506,067,362	3,556,391,467
Total interest expenses	8,459,308,388	13,013,231,077	8,361,402,582	12,945,685,385
NET INTEREST AND DIVIDEND INCOME	14,674,867,584	11,956,679,597	14,597,096,137	11,940,048,134
BAD DEBT AND DOUBTFUL ACCOUNTS (REVERSAL) (Note 4.6)	(211,593,955)	580,514,756	(186,301,798)	556,262,180
LOSS ON DEBT RESTRUCTURING	2,248,335,978	1,785,683,256	2,248,335,978	1,785,683,256
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	12,638,125,561	9,590,481,585	12,535,061,957	9,598,102,698
NON - INTEREST INCOME				
Gain on investments, net	493,586,463	2,016,216,100	462,413,870	2,015,132,680
Equity in undistributed net income of subsidiaries and associated companies	149,176,042	113,964,479	183,332,755	105,209,855
Fees and service income				
Acceptances, aval and guarantees	85,661,187	133,017,504	85,621,223	132,995,766
Others	6,397,047,653	5,591,176,000	5,791,056,287	5,377,135,935
Gain on exchange, net	1,327,716,732	1,402,827,828	1,314,924,812	1,369,921,842
Gain on disposal of assets	326,601,550	82,321,292	326,138,512	79,297,239
Other income	436,458,150	379,480,746	395,545,171	314,650,161
Total non - interest income	9,216,247,777	9,719,003,949	8,559,032,630	9,394,343,478
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON - INTEREST INCOME	21,854,373,338	19,309,485,534	21,094,094,587	18,992,446,176

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
NON - INTEREST EXPENSES				
Personnel expenses	4,517,826,831	4,234,391,020	4,200,539,339	4,078,940,407
Premises and equipment expenses	2,364,368,991	2,346,917,786	2,266,294,234	2,284,902,001
Taxes and duties	1,004,886,066	1,046,348,227	953,414,415	1,040,590,336
Fees and service expenses	1,657,151,335	918,295,891	1,580,210,353	879,427,091
Directors' remuneration	19,697,000	17,920,495	16,950,000	16,100,000
Contributions to the Financial Institutions Development Fund	2,100,801,260	2,017,792,490	2,095,774,932	2,013,691,047
Loss on impairment of properties foreclosed	304,383,945	1,751,455,350	292,442,660	1,738,151,404
Other expenses	2,151,972,157	2,322,250,583	2,076,165,137	2,295,248,861
Total non - interest expenses	14,121,087,585	14,655,371,842	13,481,791,070	14,347,051,147
INCOME BEFORE INCOME TAX	7,733,285,753	4,654,113,692	7,612,303,517	4,645,395,029
INCOME TAX EXPENSES (Note 4.30)	90,947,252	5,893,721	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	7,642,338,501	4,648,219,971	7,612,303,517	4,645,395,029
MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES	30,034,984	2,824,942	-	-
NET INCOME	7,612,303,517	4,645,395,029	7,612,303,517	4,645,395,029
BASIC EARNINGS PER SHARE (Note 3.18) BAHT	3.99	3.17	3.99	3.17
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES SHARES	1,908,497,894	1,466,495,694	1,908,497,894	1,466,495,694

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS											
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2003	14,664,956,940	3,450,000	49,741,738,452	10,209,272,989	5,655,283,543	1,584,794,664	13,896,851,337	(2,448,629,103)	74,811,775,948	(112,617,371,287)	192,414,355	55,694,537,838
Unrealized increment per premises appraisal	-	-	-	(8,295,618)	(330,379,659)	-	-	-	-	-	-	(338,675,277)
Unrealized gains (losses) on investment	-	-	-	-	-	-	3,287,829,415	220,878,672	-	-	-	3,508,708,087
Foreign exchange adjustment	-	-	-	-	-	(320,619,761)	-	-	-	-	-	(320,619,761)
Net gain (loss) not recognised in the statement of income	-	-	-	(8,295,618)	(330,379,659)	(320,619,761)	3,287,829,415	220,878,672	-	-	-	2,849,413,049
Net income	-	-	-	-	-	-	-	-	-	4,645,395,029	-	4,645,395,029
Depreciation of building appraisal (Note 4.1.2.5)	-	-	-	-	-	-	-	-	-	330,379,659	-	330,379,659
Realized increment of assets appraisal (Note 4.1.2.6)	-	-	-	-	-	-	-	-	-	7,029,432	-	7,029,432
Minority interest	-	-	-	-	-	-	-	-	-	-	(983,420)	(983,420)
Ending balance as at June 30, 2003	14,664,956,940	3,450,000	49,741,738,452	10,200,977,371	5,324,903,884	1,264,174,903	17,184,680,752	(2,227,750,431)	74,811,775,948	(107,634,567,167)	191,430,935	63,525,771,587
Beginning balance as at January 1, 2004	19,084,978,940	3,450,000	82,121,708,352	10,200,890,371	4,987,005,139	676,451,457	12,825,912,550	(1,896,391,232)	74,811,775,948	(100,587,252,287)	261,494,528	102,490,023,766
Unrealized increment per premises appraisal	-	-	-	-	(337,457,204)	-	-	-	-	-	-	(337,457,204)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(3,160,903,195)	(610,599,193)	-	-	-	(3,771,502,388)
Foreign exchange adjustment	-	-	-	-	-	435,943,836	-	-	-	-	-	435,943,836
Net gain (loss) not recognised in the statement of income	-	-	-	-	(337,457,204)	435,943,836	(3,160,903,195)	(610,599,193)	-	-	-	(3,673,015,756)
Decrease retained earnings (deficit) (Note 4.24)	-	-	(25,775,476,339)	-	-	-	-	-	(74,811,775,948)	100,587,252,287	-	-
Net income	-	-	-	-	-	-	-	-	-	7,612,303,517	-	7,612,303,517
Depreciation of building appraisal (Note 4.1.2.5)	-	-	-	-	-	-	-	-	-	337,457,204	-	337,457,204
Minority interest	-	-	-	-	-	-	-	-	-	-	(6,789,096)	(6,789,096)
Ending balance as at June 30, 2004	19,084,978,940	3,450,000	56,346,232,013	10,200,890,371	4,649,547,935	1,112,395,293	9,665,009,355	(2,506,990,425)	-	7,949,760,721	254,705,432	106,759,979,635

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	THE BANK'S FINANCIAL STATEMENTS										
	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Beginning balance as at January 1, 2003	14,664,956,940	3,450,000	49,741,738,452	10,209,272,989	5,655,283,543	1,584,794,664	13,896,851,337	(2,448,629,103)	74,811,775,948	(112,617,371,287)	55,502,123,483
Unrealized increment per premises appraisal	-	-	-	(8,295,618)	(330,379,659)	-	-	-	-	-	(338,675,277)
Unrealized gains (losses) on investment	-	-	-	-	-	-	3,287,829,415	220,878,672	-	-	3,508,708,087
Foreign exchange adjustment	-	-	-	-	-	(320,619,761)	-	-	-	-	(320,619,761)
Net gain (loss) not recognised in the statement of income	-	-	-	(8,295,618)	(330,379,659)	(320,619,761)	3,287,829,415	220,878,672	-	-	2,849,413,049
Net income	-	-	-	-	-	-	-	-	-	4,645,395,029	4,645,395,029
Depreciation of building appraisal (Note 4.1.2.5)	-	-	-	-	-	-	-	-	-	330,379,659	330,379,659
Realized increment of assets appraisal (Note 4.1.2.6)	-	-	-	-	-	-	-	-	-	7,029,432	7,029,432
Ending balance as at June 30, 2003	14,664,956,940	3,450,000	49,741,738,452	10,200,977,371	5,324,903,884	1,264,174,903	17,184,680,752	(2,227,750,431)	74,811,775,948	(107,634,567,167)	63,334,340,652
Beginning balance as at January 1, 2004	19,084,978,940	3,450,000	82,121,708,352	10,200,890,371	4,987,005,139	676,451,457	12,825,912,550	(1,896,391,232)	74,811,775,948	(100,587,252,287)	102,228,529,238
Unrealized increment per premises appraisal	-	-	-	-	(337,457,204)	-	-	-	-	-	(337,457,204)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(3,160,903,195)	(610,599,193)	-	-	(3,771,502,388)
Foreign exchange adjustment	-	-	-	-	-	435,943,836	-	-	-	-	435,943,836
Net gain (loss) not recognised in the statement of income	-	-	-	-	(337,457,204)	435,943,836	(3,160,903,195)	(610,599,193)	-	-	(3,673,015,756)
Decrease retained earnings (deficit) (Note 4.24)	-	-	(25,775,476,339)	-	-	-	-	-	(74,811,775,948)	100,587,252,287	-
Net income	-	-	-	-	-	-	-	-	-	7,612,303,517	7,612,303,517
Depreciation of building appraisal (Note 4.1.2.5)	-	-	-	-	-	-	-	-	-	337,457,204	337,457,204
Ending balance as at June 30, 2004	19,084,978,940	3,450,000	56,346,232,013	10,200,890,371	4,649,547,935	1,112,395,293	9,665,009,355	(2,506,990,425)	-	7,949,760,721	106,505,274,203

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	7,612,303,517	4,645,395,029	7,612,303,517	4,645,395,029
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	3,592,016,124	5,016,732,225	3,553,990,001	5,035,960,273
Bad debt and doubtful accounts (reversal)	(211,593,955)	580,514,756	(186,301,798)	556,262,180
Loss on debt restructuring	2,248,335,978	1,785,683,256	2,248,335,978	1,785,683,256
Gain on foreign exchange	(951,759,447)	(1,451,643,032)	(952,839,399)	(1,451,280,879)
Loss (gain) on disposal of assets	(6,634,712)	7,219,532	(5,577,205)	7,195,527
Unrealized loss (gain) on revaluation of trading securities	(47,720,880)	19,698,013	(47,720,880)	19,699,638
Gain on disposal of securities for investment	(1,811,941,767)	(2,266,422,236)	(1,779,237,468)	(2,264,881,111)
Loss on impairment of investments	1,343,308,837	305,836,527	1,343,308,837	305,836,527
Loss from investments written off	-	108,001,801	-	108,001,801
Equity in undistributed net income of subsidiaries and associated companies	(149,176,042)	(113,964,479)	(183,332,755)	(105,209,855)
Dividend income from subsidiaries and associated companies	5,752,080	4,199,580	82,340,429	4,199,580
Damage claim expense	83,905,025	-	83,905,025	-
Loss on impairment of properties foreclosed	304,383,945	1,751,455,350	292,442,661	1,738,151,404
Gain on reversal of impairment of properties foreclosed	(4,312,393)	(4,496,816)	-	-
Loss on impairment of other assets	20,151,476	24,703,001	17,861,249	22,156,623
Accrued interest receivable and dividend income decrease	1,306,296,278	1,050,063,497	1,214,607,810	1,000,250,613
Accrued receivable - other decrease (increase)	42,522,502	(29,820,159)	2,068,033	(17,861,947)
Accrued interest payable decrease	(910,014,864)	(882,293,285)	(944,663,132)	(864,803,884)
Accrued other expenses decrease	(195,728,763)	(122,450,350)	(222,883,628)	(84,450,218)
Minority interest in net income of subsidiaries	30,034,984	2,824,942	-	-
Income from operations before changes in operating assets and liabilities	12,300,127,923	10,431,237,152	12,128,607,275	10,440,304,557

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	25,715,960,251	16,147,325,499	35,525,088,322	15,916,498,049
Negotiable certificates of deposit	-	6,099,337,329	-	6,099,337,329
Securities purchased under resale agreements	20,624,000,000	(34,950,000,000)	20,594,000,000	(35,000,000,000)
Current investments - trading securities	1,976,850,183	107,339,454	1,976,820,433	107,573,454
Loans	(61,740,209,848)	(17,111,613,724)	(61,173,338,065)	(17,022,799,443)
Properties foreclosed	1,082,855,298	870,407,052	1,495,164,602	685,765,564
Other assets	1,938,942,366	(1,045,195,837)	705,740,504	(403,330,473)
Operating liabilities increase (decrease)				
Interbank and money market items	(3,863,330,548)	1,222,020,433	(10,525,242,613)	(535,801,926)
Negotiable certificates of deposit	16,096,800	3,963,769	(36,000,000)	5,943,004
Deposits	40,634,075,330	26,292,592,785	40,670,344,755	26,121,055,996
Liabilities payable on demand	(2,233,673,636)	380,884,773	(2,271,711,352)	333,618,549
Securities sold under repurchase agreements	2,000,000,000	-	2,000,000,000	-
Other liabilities	2,714,335,941	(176,233,689)	3,802,307,453	(803,827,591)
Net cash provided by operating activities	41,166,030,060	8,272,064,996	44,891,781,314	5,944,337,069
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(107,493,651,385)	(177,285,084,588)	(107,418,901,013)	(175,451,398,912)
Proceeds from disposal of available for sale securities	114,093,827,566	164,845,911,405	110,955,598,409	162,290,054,532
Purchase of held to maturity debt securities	(33,386,139,558)	(19,347,165,211)	(32,601,749,277)	(8,517,958,329)
Proceeds from redemption of held to maturity debt securities	19,493,623,999	18,683,622,994	18,343,470,364	10,894,819,994
Purchase of general investments	(412,863,660)	(44,317,822)	(412,863,660)	(44,317,822)
Proceeds from disposal of general investments	254,785,027	1,248,608,244	254,785,027	1,248,494,581
Purchase of investments in subsidiaries and associated companies	-	-	(320,210,071)	(3,516,230)
Proceeds from disposal of investments in subsidiaries and associated companies	9,965,646	23,117,267	1,676,546	23,117,267
Purchase of premises, equipment and leasehold	(696,261,711)	(940,639,762)	(653,151,515)	(929,383,008)
Proceeds from disposal of premises, equipment and leasehold	10,005,681	19,492,195	7,060,407	19,467,965
Net cash used in investing activities	(8,126,708,395)	(12,796,455,278)	(11,844,284,783)	(10,470,619,962)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30,

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for subordinated bonds extinguishment	(2,530,000,000)	(2,530,000,000)	(2,530,000,000)	(2,530,000,000)
Cash paid for redemption prior to the maturity of subordinated bonds	(7,111,500,000)	-	(7,111,500,000)	-
Cash paid for subordinated convertible bonds extinguishment	(9,767,989,760)	-	(9,767,989,760)	-
Cash paid for redemption prior to the maturity of subordinated debentures cum preferred shares	(21,332,366,550)	-	(21,332,366,550)	-
Net cash used in financing activities	(40,741,856,310)	(2,530,000,000)	(40,741,856,310)	(2,530,000,000)
Effect on cash due to changes in the exchange rates	32,440,974	(6,642,928)	27,991,724	(3,614,262)
Net decrease in cash	(7,670,093,671)	(7,061,033,210)	(7,666,368,055)	(7,059,897,155)
Cash as at January 1,	28,379,322,953	23,899,817,994	28,239,949,393	23,783,877,885
Cash as at June 30,	20,709,229,282	16,838,784,784	20,573,581,338	16,723,980,730

Notes to the financial statements form an integral part of these financial statements

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The presented consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans, commitments and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods. As at June 30, 2004, the Bank is carrying out the qualitative loan review in accordance with the above notifications as an ongoing process.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items calculated

in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2004 and December 31, 2003, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license. If such application is granted, the Bank will reduce the shareholding in Asia Credit Public Company Limited according to the timeframe set by such relevant authority.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at June 30, 2004 and December 31, 2003, the Bank has a total staff of 18,604 and 18,531, respectively.

2.1 The consolidated financial statements and the Bank's financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

The preparation of financial statements in conformity with General Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The consolidated financial statements for the quarter and half year ended June 30, 2003 and balance sheet as at December 31, 2003, included the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank and BBL Asset Management Company Limited. The consolidated financial statements for the quarter and

half year ended June 30, 2004, included its seven subsidiaries which are the above mentioned subsidiaries and Bualuang Securities Company Limited. The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets amounting to Baht 700.8 million and Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 258.5 million in their respective December 31, 2003 audited financial statements.

The consolidated financial statements for the quarters and the half years ended June 30, 2004 and 2003 as well as balance sheet as at December 31, 2003 also included BBL Nominees (Tempatan) SDN BHD, the 100.00% owned subsidiary of Bangkok Bank Berhad.

In addition, the consolidated financial statements for the quarters and the half years ended June 30, 2003 as well as balance sheet as at December 31, 2003 also included Bualuang Securities Company Limited, the 65.00% owned subsidiary of Bualuang Finance Company Limited.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's financial statements for the quarter and the half year ended June 30, 2004 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which was unreviewed and the financial statements of Bangkok Bank Berhad, Bualuang Finance Company Limited and Bualuang Securities Company Limited which was audited; the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies except for Asia Credit Public Company Limited.

The Bank's financial statements for the year ended December 31, 2003 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies and the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies except for Asia Credit Public Company Limited.

3. SIGNIFICANT ACCOUNTING POLICIES

3.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

3.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses includes contribution to the Financial Institutions Development Fund on an accrual basis.

Costs in issuing shares capital are included in non-interest expense.

3.3 Cash

Cash are cash on hand and cash in transit.

3.4 Investments

The Bank's investments portfolios, consisting of debt, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

The Bank presents investment in subsidiaries and associated companies by the equity method, net of valuation allowances for impairment.

The Bank classifies the non-negotiable promissory note and the rights of the Bank against the promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and given to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Dealing Center debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Dealing Center. For such debt instruments that are not listed in the Thai Bond Dealing Center, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

3.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 4.5).

3.6 Allowance for doubtful accounts

As at June 30, 2004 and December 31, 2003, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated February 28, 2003 to be Baht 74,436.9 million* and Baht 87,044.3 million,** respectively, in the consolidated financial statements and Baht 74,187.0 million*** and Baht 86,595.5 million,** respectively, in the Bank's financial statements.

As at June 30, 2004 and December 31, 2003, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount to Baht 42,129.3 million and Baht 37,461.0 million, respectively, in the consolidated financial statements, and of Baht 41,926.0 million and Baht 37,352.2 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

3.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

* Excluding allowance for doubtful account of interbank and money market items amount to Baht 129.3 million.

** Excluding allowance for doubtful account of interbank and money market items amount to Baht 169.8 million.

*** Excluding allowance for doubtful account of interbank and money market items amount to Baht 130.1 million.

3.8 Properties foreclosed

Properties foreclosed consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties are recognized as non-interest income or expense on the date of disposal.

3.9 Premises, equipment and depreciation

In 2000, land and premises were reappraised by independent professional appraisers according to the guidelines established by the BOT. The land and premises increment resulting from the appraisal was recorded in the accounts as unrealized increment per land and premises appraisal and shown as shareholders' equity. Depreciation of the premises appraisal increase was recognized as an expense in the statement of income and the amortization of the unrealized increment per premises appraisal was transferred to the retained earnings by the same amount of such depreciation. The appraisal decrease was charged directly against any related appraisal increase of the same piece of asset. The residual appraisal decrease was recognized as an expense in the statement of income.

In 2002, condominiums were reappraised by independent professional appraisers according to the guidelines established by the BOT.

Land is stated at new appraised value. Premises are stated at new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation. Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30 years
Premises-newly construct	20 years
Equipment	5 years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

3.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. The Bank has made full allowance for the item as per the BOT's requirement (See Note 4.6).

3.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization change is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leasehold in foreign countries are amortized at the legal rates applicable in each locality.

3.12 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statement of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

3.13 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

3.14 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market with the resultant gains and losses being included in non-interest income in statement of income in the current period. Gains or losses on such contracts are taken to statement of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statement of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

3.15 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Funds regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 4.5% and 3.0% of basic salary respectively for executive level and non-executive, while the Bank's contribution is at the rate of 4.5%. The employees are entitled to benefits upon termination of employment status.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

3.16 Compound financial instruments

The Institute of Certified Accountants and Auditors of Thailand ("ICAAT") issued the Interpretation of Accounting Standard No.3, on the issue of compound financial instruments by financial institutions. The interpretation requires that in summary.

1) The equity instrument component (preferred shares) is valued at fair value, or by reference to ordinary share's market price at the time of issue, if there is no market value for the preferred shares, and the face value is to be recorded separately from the premium.

2) The balance of the financial instruments, calculated by the net amount received from the issuance of the financial instruments, deducted by the fair value of equity instrument component, is shown as a liability in the balance sheet.

3) The payment for the right under the compound instrument is not recognized as an asset in the balance sheet.

3.17 Income tax

The Bank's income tax expenses, if any, are recorded based on tax paid and tax accrued for the period.

3.18 Earnings (losses) per share

Basic earnings (losses) per share are calculated by dividing the net income (loss) by the average number of ordinary shares outstanding and issued during the period, weighted according to time and amount paid.

Diluted earnings (losses) per share are computed from adjusting the net income (loss) attributable to ordinary shares and the number of ordinary shares by the effect of dilutive potential ordinary share. The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, as at June 30, 2004 and 2003, since the exercise price of the convertible bonds was higher than the average market value for each period of ordinary shares, calculation of the diluted earnings (losses) per share is not affected.

4. ADDITIONAL INFORMATION

4.1 Supplementary disclosures of cash flow information.

4.1.1 Cash paid for interest and income tax for the half years ended June 30, 2004 and 2003 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Interest	9,369.3	13,895.5	9,306.1	13,810.5
Income tax	251.0	159.8	159.9	155.8

4.1.2 Significant non-cash items are as follows :

4.1.2.1 For the half year ended June 30, 2004, the Bank recorded a decrease in unrealized gain on investment amounting to Baht 3,160.9 million. The Bank also recorded an increase in unrealized loss on investment amounting to Baht 610.6 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

For the half year ended June 30, 2003, the Bank recorded an increase in unrealized gain on investment amounting to Baht 3,287.8 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 220.9 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

4.1.2.2 For the half year ended June 30, 2004, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 300.1 million and Baht 2,041.4 million, respectively.

For the half year ended June 30, 2003, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 318.5 million, Baht 0.1 million and Baht 1,097.6 million, respectively.

4.1.2.3 For the half year ended June 30, 2003, the Bank received the non-negotiable promissory notes and the rights to receive promissory notes (the Notes), which the Bank has classified as held-to-maturity debt securities, and which amounted to Baht 81.8 million from TAMC and had revised down the Notes balance by Baht 172.5 Million (See Note 4.5.7).

4.1.2.4 For the half years ended June 30, 2004 and 2003, the Bank recognized interest income on the right of the promissory notes on an accrual basis and concurrently provided reserve for loss sharing from TAMC amounting to Baht 135.6 million and Baht 190.2 million, respectively.

4.1.2.5 For the half years ended June 30, 2004 and 2003, the Bank recognized the depreciation of building-appraisal increase as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 337.5 million and Baht 330.4 million, respectively.

4.1.2.6 For the half year ended June 30, 2003, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 125.5 million and transferred the unrealized increment from the appraisal of the above assets to retained earnings amounting to Baht 7.0 million.

4.1.2.7 For the half year ended June 30, 2003, the Bank recorded capital repayment from capital reduction as other assets amounting to Baht 676.5 million.

4.1.2.8 For the half year ended June 30, 2004, the Bank had transferred properties foreclosed to land and premises amounting to Baht 65.9 million.

4.1.2.9 On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred to offset for the Bank's deficit by effective as from January 1, 2004, total of the reduction was Baht 100,587.3 million (See Note 4.24).

4.1.2.10 For the half year ended June 30, 2004, as 2 companies held by the Bank had entered into a merger, the investments had been exchanged. The Bank, therefore, recorded the investment received from the exchange transaction at fair value on the exchange date. The Bank realized the difference between the fair value of the investment received and the book value of the investment given out as gain on sale of investment amounting to Baht 379.1 million.

4.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2004			December 31, 2003		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	8,855.2	22.0	8,877.2	4,153.9	-	4,153.9
Commercial banks	2,758.2	1,256.6	4,014.8	1,428.7	3,492.4	4,921.1
Other banks	4.8	-	4.8	6.2	-	6.2
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	330.1	82.2	412.3	800.0	138.9	938.9
Other financial institutions	155.5	3,135.1	3,290.6	106.0	1,376.9	1,482.9
Total	12,103.8	4,495.9	16,599.7	6,494.8	5,008.2	11,503.0
Add Accrued interest receivables	0.7	0.9	1.6	-	4.1	4.1
Less Allowance for doubtful accounts	(29.3)	(42.7)	(72.0)	(20.1)	(37.2)	(57.3)
Total domestic items	12,075.2	4,454.1	16,529.3	6,474.7	4,975.1	11,449.8
Foreign items						
USD	4,118.3	39,560.3	43,678.6	7,022.5	71,659.0	78,681.5
JPY	4,415.8	21.2	4,437.0	3,442.0	18.1	3,460.1
Others	1,800.6	13,585.5	15,386.1	1,595.7	10,574.0	12,169.7
Total	10,334.7	53,167.0	63,501.7	12,060.2	82,251.1	94,311.3
Add Accrued interest receivables	-	134.7	134.7	-	683.1	683.1
Less Allowance for doubtful accounts	(0.1)	(57.9)	(58.0)	(0.1)	(112.3)	(112.4)
Total foreign items	10,334.6	53,243.8	63,578.4	12,060.1	82,821.9	94,882.0
Total domestic and foreign items	22,409.8	57,697.9	80,107.7	18,534.8	87,797.0	106,331.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2004			December 31, 2003		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	8,851.0	22.0	8,873.0	4,143.3	-	4,143.3
Commercial banks	2,491.7	1,256.7	3,748.4	1,014.8	3,362.4	4,377.2
Other banks	4.8	-	4.8	2.1	-	2.1
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	330.1	4.8	334.9	700.0	4.8	704.8
Other financial institutions	155.5	3,135.1	3,290.6	106.0	1,356.9	1,462.9
Total	11,833.1	4,418.6	16,251.7	5,966.2	4,724.1	10,690.3
Add Accrued interest receivables	0.7	0.6	1.3	-	0.6	0.6
Less Allowance for doubtful accounts	(29.3)	(42.7)	(72.0)	(20.1)	(37.2)	(57.3)
Total domestic items	11,804.5	4,376.5	16,181.0	5,946.1	4,687.5	10,633.6
Foreign items						
USD	4,124.7	39,560.3	43,685.0	7,021.8	72,240.6	79,262.4
JPY	4,415.8	21.2	4,437.0	3,442.0	18.1	3,460.1
Others	1,591.1	11,355.8	12,946.9	1,356.8	18,076.1	19,432.9
Total	10,131.6	50,937.3	61,068.9	11,820.6	90,334.8	102,155.4
Add Accrued interest receivables	-	132.5	132.5	-	681.0	681.0
Less Allowance for doubtful accounts	(0.1)	(57.9)	(58.0)	(0.1)	(112.3)	(112.4)
Total foreign items	10,131.5	51,011.9	61,143.4	11,820.5	90,903.5	102,724.0
Total domestic and foreign items	21,936.0	55,388.4	77,324.4	17,766.6	95,591.0	113,357.6

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (22) WOR. 7/2546 regarding the redefinition of non-performing loans dated January 16, 2003, defining impaired loans as loans that are classified as substandard, doubtful, doubtful of loss and loss; and inclusive of doubtful of loss loans in excess of collateral that had been fully provisioned for in accordance with the notification of the BOT and had previously been written off, which the Bank had already reversed back onto its accounts.

As at June 30, 2004 and December 31, 2003, the Bank had impaired loans to financial institutions amounting to Baht 52.9 million and Baht 118.7 million, respectively.

4.3 Securities purchased under resale agreements

Securities purchased under resale agreements consisted of the following as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Government bonds and Bank of Thailand bonds	55,215.0	76,977.4	55,165.0	76,897.4
State enterprise securities	1,335.0	196.6	1,335.0	196.6
Total	56,550.0	77,174.0	56,500.0	77,094.0

4.4 Investments

4.4.1 As at June 30, 2004 and December 31, 2003, the Bank classified investments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Trading securities	306.6	2,239.6	306.6	2,239.6
Available-for-sale securities	241,559.2	250,375.4	240,737.2	246,511.9
Held-to-maturity debt securities	104,220.2	90,065.9	102,743.0	88,252.4
General investments	9,633.5	9,063.4	9,612.9	9,045.7
Investment in subsidiaries and associated companies (Note 4.4.2)	1,964.6	2,594.7	9,436.2	9,701.8
Total investments, net	357,684.1	354,339.0	362,835.9	355,751.4

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	JUNE 30, 2004			
Current investments				
Trading securities				
Government and state enterprise securities	310.6	-	(4.0)	306.6
Private enterprise debt securities	-	-	-	-
Total	310.6	-	(4.0)	306.6
Add (less) Revaluation allowance	(4.0)			-
Total	306.6			306.6
Available-for-sale securities				
Government and state enterprise securities	52,520.6	199.5	(21.6)	52,698.5
Private enterprise debt securities	2,454.9	33.3	(184.3)	2,303.9
Foreign debt securities	2,434.9	1.0	(0.4)	2,435.5
Domestic marketable equity securities	-	-	-	-
Total	57,410.4	233.8	(206.3)	57,437.9
Add (less) Revaluation allowance	27.5			-
Total	57,437.9			57,437.9
Held-to-maturity debt securities				
Government and state enterprise securities	44,208.3	89.7	(15.0)	44,283.0
Private enterprise debt securities	285.2	0.7	(0.1)	285.8
Foreign debt securities	4,118.7	6.3	(0.2)	4,124.8
Total	48,612.2	96.7	(15.3)	48,693.6
Less Allowance for impairment	-			-
Total	48,612.2			48,693.6
Total current investments, net	106,356.7			106,438.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	93,587.2	1,569.5	(1,414.5)	93,742.2
Private enterprise debt securities	10,348.7	260.0	(102.2)	10,506.5
Foreign debt securities	67,475.0	43.7	(1,180.0)	66,338.7
Domestic marketable equity securities	5,525.6	7,409.1	(562.0)	12,372.7
Foreign marketable equity securities	1,420.8	124.7	(422.5)	1,123.0
Investments in receivables	31.8	6.4	-	38.2
Total	178,389.1	9,413.4	(3,681.2)	184,121.3
Add (less) Revaluation allowance	7,118.9			-
Less Allowance for impairment	(1,386.7)			-
Total	184,121.3			184,121.3
Held-to-maturity debt securities				
Government and state enterprise securities	51,744.8	891.0	(483.0)	52,152.8
Private enterprise debt securities	1,413.9	23.2	-	1,437.1
Foreign debt securities	2,396.1	28.5	-	2,424.6
Investments in receivables	53.2	-	-	53.2
Total	55,608.0	942.7	(483.0)	56,067.7
Less Allowance for impairment	-			-
Total	55,608.0			56,067.7
General investments				
Regular equity securities				
Domestic non-marketable equity securities	4,987.3			6,587.7
Foreign non-marketable equity securities	696.8			739.4
Total regular equity securities	5,684.1			7,327.1
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,486.2			3,690.2
Non-listed securities	3,163.3			4,293.6
Total equity securities received through debt restructuring	6,649.5			7,983.8
Total	12,333.6			15,310.9
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,700.2)			-
Total	9,633.5			15,310.9
Total long-term investments, net	249,362.8			255,499.9

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	2,224.3	1.8	(53.4)	2,172.7
Private enterprise debt securities	67.0	0.2	(0.3)	66.9
Total	2,291.3	2.0	(53.7)	2,239.6
Add (less) Revaluation allowance	(51.7)			-
Total	2,239.6			2,239.6
Available-for-sale securities				
Government and state enterprise securities	47,013.9	215.5	(0.1)	47,229.3
Private enterprise debt securities	3,640.9	62.2	(184.3)	3,518.8
Foreign debt securities	4,314.2	9.5	(9.5)	4,314.2
Domestic marketable equity securities	53.5	-	(1.4)	52.1
Total	55,022.5	287.2	(195.3)	55,114.4
Add (less) Revaluation allowance	91.9			-
Total	55,114.4			55,114.4
Held-to-maturity debt securities				
Government and state enterprise securities	28,690.2	166.9	-	28,857.1
Private enterprise debt securities	102.4	0.3	(0.1)	102.6
Foreign debt securities	8,693.9	7.5	(2.9)	8,698.5
Total	37,486.5	174.7	(3.0)	37,658.2
Less Allowance for impairment	-			-
Total	37,486.5			37,658.2
Total current investments, net	94,840.5			95,012.2

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS			
	DECEMBER 31, 2003			
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	100,136.8	3,220.8	(945.2)	102,412.4
Private enterprise debt securities	11,510.9	285.8	(114.4)	11,682.3
Foreign debt securities	68,007.3	107.2	(1,385.5)	66,729.0
Domestic marketable equity securities	4,947.9	8,701.4	(429.3)	13,220.0
Foreign marketable equity securities	1,388.3	197.7	(406.7)	1,179.3
Investments in receivables	31.6	6.4	-	38.0
Total	186,022.8	12,519.3	(3,281.1)	195,261.0
Add (less) Revaluation allowance	10,822.2			-
Less Allowance for impairment	(1,584.0)			-
Total	195,261.0			195,261.0
Held-to-maturity debt securities				
Government and state enterprise securities	48,112.2	1,281.2	(369.1)	49,024.3
Private enterprise debt securities	1,851.9	22.1	(0.1)	1,873.9
Foreign debt securities	2,564.6	30.4	(3.8)	2,591.2
Investments in receivables	50.7	-	-	50.7
Total	52,579.4	1,333.7	(373.0)	53,540.1
Less Allowance for impairment	-			-
Total	52,579.4			53,540.1
General investments				
Regular equity securities				
Domestic non-marketable equity securities	4,817.5			6,471.3
Foreign non-marketable equity securities	490.6			480.1
Total regular equity securities	5,308.1			6,951.4
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,515.6			3,672.1
Non-listed securities	2,993.4			4,114.5
Total equity securities received through debt restructuring	6,509.0			7,786.6
Total	11,817.1			14,738.0
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,753.8)			-
Total	9,063.4			14,738.0
Total long-term investments, net	256,903.8			263,539.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	310.6	-	(4.0)	306.6
Private enterprise debt securities	-	-	-	-
Total	310.6	-	(4.0)	306.6
Add (less) Revaluation allowance	(4.0)			-
Total	306.6			306.6
Available-for-sale securities				
Government and state enterprise securities	52,450.7	199.4	(21.6)	52,628.5
Private enterprise debt securities	2,450.0	33.3	(184.3)	2,299.0
Foreign debt securities	2,393.7	1.0	(0.4)	2,394.3
Total	57,294.4	233.7	(206.3)	57,321.8
Add (less) Revaluation allowance	27.4			-
Total	57,321.8			57,321.8
Held-to-maturity debt securities				
Government and state enterprise securities	44,208.3	89.7	(15.0)	44,283.0
Private enterprise debt securities	285.2	0.7	(0.1)	285.8
Foreign debt securities	3,865.8	5.2	(0.2)	3,870.8
Total	48,359.3	95.6	(15.3)	48,439.6
Less Allowance for impairment	-			-
Total	48,359.3			48,439.6
Total current investments, net	105,987.7			106,068.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2004

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	93,536.3	1,569.5	(1,414.4)	93,691.4
Private enterprise debt securities	10,328.6	260.0	(102.2)	10,486.4
Foreign debt securities	66,888.4	0.8	(1,180.0)	65,709.2
Domestic marketable equity securities	5,525.6	7,409.1	(562.0)	12,372.7
Foreign marketable equity securities	1,418.8	121.2	(422.5)	1,117.5
Investments in receivables	31.8	6.4	-	38.2
Total	177,729.5	9,367.0	(3,681.1)	183,415.4
Add (less) Revaluation allowance	7,072.6			-
Less Allowance for impairment	(1,386.7)			-
Total	183,415.4			183,415.4
Held-to-maturity debt securities				
Government and state enterprise securities	51,744.8	891.0	(483.0)	52,152.8
Private enterprise debt securities	1,413.9	23.2	-	1,437.1
Foreign debt securities	1,171.8	20.0	-	1,191.8
Investments in receivables	53.2	-	-	53.2
Total	54,383.7	934.2	(483.0)	54,834.9
Less Allowance for impairment	-			-
Total	54,383.7			54,834.9
General investments				
Regular equity securities				
Domestic non-marketable equity securities	4,974.8			6,576.3
Foreign non-marketable equity securities	681.1			693.8
Total regular equity securities	5,655.9			7,270.1
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,486.2			3,690.2
Non-listed securities	3,163.3			4,293.6
Total equity securities received through debt restructuring	6,649.5			7,983.8
Total	12,305.4			15,253.9
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,692.6)			-
Total	9,612.9			15,253.9
Total long-term investments, net	247,412.0			253,504.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS

DECEMBER 31, 2003

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	2,224.3	1.8	(53.4)	2,172.7
Private enterprise debt securities	67.0	0.2	(0.3)	66.9
Total	2,291.3	2.0	(53.7)	2,239.6
Add (less) Revaluation allowance	(51.7)			-
Total	2,239.6			2,239.6
Available-for-sale securities				
Government and state enterprise securities	46,984.0	215.5	(0.1)	47,199.4
Private enterprise debt securities	3,640.9	62.2	(184.3)	3,518.8
Foreign debt securities	1,835.6	2.1	(0.1)	1,837.6
Total	52,460.5	279.8	(184.5)	52,555.8
Add (less) Revaluation allowance	95.3			-
Total	52,555.8			52,555.8
Held-to-maturity debt securities				
Government and state enterprise securities	28,680.2	166.9	-	28,847.1
Private enterprise debt securities	102.4	0.3	(0.1)	102.6
Foreign debt securities	7,569.5	5.3	(2.9)	7,571.9
Total	36,352.1	172.5	(3.0)	36,521.6
Less Allowance for impairment	-			-
Total	36,352.1			36,521.6
Total current investments, net	91,147.5			91,317.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	100,085.6	3,220.8	(945.2)	102,361.2
Private enterprise debt securities	11,490.9	285.8	(114.4)	11,662.3
Foreign debt securities	66,858.9	26.3	(1,385.5)	65,499.7
Domestic marketable equity securities	4,947.9	8,701.4	(429.3)	13,220.0
Foreign marketable equity securities	1,388.3	193.3	(406.7)	1,174.9
Investments in receivables	31.6	6.4	-	38.0
Total	184,803.2	12,434.0	(3,281.1)	193,956.1
Add (less) Revaluation allowance	10,736.9			-
Less Allowance for impairment	(1,584.0)			-
Total	193,956.1			193,956.1
Held-to-maturity debt securities				
Government and state enterprise securities	48,112.2	1,281.2	(369.1)	49,024.3
Private enterprise debt securities	1,851.9	22.1	(0.1)	1,873.9
Foreign debt securities	1,885.5	20.0	-	1,905.5
Investments in receivables	50.7	-	-	50.7
Total	51,900.3	1,323.3	(369.2)	52,854.4
Less Allowance for impairment	-			-
Total	51,900.3			52,854.4
General investments				
Regular equity securities				
Domestic non-marketable equity securities	4,807.7			6,462.7
Foreign non-marketable equity securities	475.4			439.0
Total regular equity securities	5,283.1			6,901.7
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	3,515.6			3,672.1
Non-listed securities	2,993.4			4,114.5
Total equity securities received through debt restructuring	6,509.0			7,786.6
Total	11,792.1			14,688.3
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,746.5)			-
Total	9,045.7			14,688.3
Total long-term investments, net	254,902.1			261,498.8

Investments classified in accordance with the notification of the BOT as at June 30, 2004 and December 31, 2003 are presented in Note 4.5.8.

As at June 30, 2004, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Noble Place Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd. and Sammitr motors manufacturing Co., Ltd.

As at December 31, 2003, the Bank accounts for investments in the companies, in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis such companies are Noble Place Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., and Srithepthai Plaschem Co., Ltd.

For the half years ended June 30, 2004 and 2003, the Bank has set aside allowances for impairment of investments amounting to Baht 1,343.3 million and Baht 305.8 million, respectively.

As at June 30, 2004 and December 31, 2003, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes and the rights to receive promissory notes from TAMC, amounting to Baht 24,617.1 million and Baht 25,396.2 million, respectively (See Note 4.5.7).

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity securities as at June 30, 2004 and December 31, 2003 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2004 MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	52,520.6	65,640.7	27,946.5	146,107.8
Private enterprise debt securities	2,454.9	9,053.4	1,295.3	12,803.6
Foreign debt securities	2,434.9	49,685.3	17,789.7	69,909.9
Total	57,410.4	124,379.4	47,031.5	228,821.3
Add (less) Revaluation allowance	27.5	473.5	(737.0)	(236.0)
Less Allowance for impairment	-	-	(560.0)	(560.0)
Total	57,437.9	124,852.9	45,734.5	228,025.3
Held-to-maturity debt securities				
Government and state enterprise securities	44,208.3	20,410.7	31,334.1	95,953.1
Private enterprise debt securities	285.2	1,413.9	-	1,699.1
Foreign debt securities	4,118.7	2,385.8	10.3	6,514.8
Total	48,612.2	24,210.4	31,344.4	104,167.0
Less Allowance for impairment	-	-	-	-
Total	48,612.2	24,210.4	31,344.4	104,167.0
Total debt securities	106,050.1	149,063.3	77,078.9	332,192.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	47,013.9	68,539.5	31,597.3	147,150.7
Private enterprise debt securities	3,640.9	9,706.4	1,804.5	15,151.8
Foreign debt securities	4,314.2	36,043.0	31,964.3	72,321.5
Total	54,969.0	114,288.9	65,366.1	234,624.0
Add (less) Revaluation allowance	93.3	2,688.7	(720.0)	2,062.0
Less Allowance for impairment	-	(226.7)	(573.3)	(800.0)
Total	55,062.3	116,750.9	64,072.8	235,886.0
Held-to-maturity debt securities				
Government and state enterprise securities	28,690.2	15,981.8	32,130.4	76,802.4
Private enterprise debt securities	102.4	1,851.9	-	1,954.3
Foreign debt securities	8,693.9	2,441.6	123.0	11,258.5
Total	37,486.5	20,275.3	32,253.4	90,015.2
Less Allowance for impairment	-	-	-	-
Total	37,486.5	20,275.3	32,253.4	90,015.2
Total debt securities	92,548.8	137,026.2	96,326.2	325,901.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2004

	MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	52,450.7	65,589.8	27,946.5	145,987.0
Private enterprise debt securities	2,450.0	9,033.3	1,295.3	12,778.6
Foreign debt securities	2,393.7	49,098.7	17,789.7	69,282.1
Total	57,294.4	123,721.8	47,031.5	228,047.7
Add (less) Revaluation allowance	27.4	430.7	(737.0)	(278.9)
Less Allowance for impairment	-	-	(560.0)	(560.0)
Total	57,321.8	124,152.5	45,734.5	227,208.8
Held-to-maturity debt securities				
Government and state enterprise securities	44,208.3	20,410.7	31,334.1	95,953.1
Private enterprise debt securities	285.2	1,413.9	-	1,699.1
Foreign debt securities	3,865.8	1,161.5	10.3	5,037.6
Total	48,359.3	22,986.1	31,344.4	102,689.8
Less Allowance for impairment	-	-	-	-
Total	48,359.3	22,986.1	31,344.4	102,689.8
Total debt securities	105,681.1	147,138.6	77,078.9	329,898.6

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	MATURITY			
	1 Year	1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	46,984.0	68,488.3	31,597.3	147,069.6
Private enterprise debt securities	3,640.9	9,686.4	1,804.5	15,131.8
Foreign debt securities	1,835.6	34,894.6	31,964.3	68,694.5
Total	52,460.5	113,069.3	65,366.1	230,895.9
Add (less) Revaluation allowance	95.3	2,607.8	(720.0)	1,983.1
Less Allowance for impairment	-	(226.7)	(573.3)	(800.0)
Total	52,555.8	115,450.4	64,072.8	232,079.0
Held-to-maturity debt securities				
Government and state enterprise securities	28,680.2	15,981.8	32,130.4	76,792.4
Private enterprise debt securities	102.4	1,851.9	-	1,954.3
Foreign debt securities	7,569.5	1,762.5	123.0	9,455.0
Total	36,352.1	19,596.2	32,253.4	88,201.7
Less Allowance for impairment	-	-	-	-
Total	36,352.1	19,596.2	32,253.4	88,201.7
Total debt securities	88,907.9	135,046.6	96,326.2	320,280.7

4.4.2 As at June 30, 2004 and December 31, 2003, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	38.4	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	154.2	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0 *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1 *	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0 **	2,540.0 **	-
Total					2,518.9	2,732.6	
Less Allowance for impairment					-	768.0	
Investments in associated companies, net					2,518.9	1,964.6	

*

Million Baht

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
			CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003				
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	37.4	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	144.3	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	1.7	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,411.3**	-
Total					2,519.7	2,594.7	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,519.7	2,594.7	

* Net of investment elimination

Million Baht

THE BANK'S FINANCIAL STATEMENTS

JUNE 30, 2004

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	701.3	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,313.9	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,267.2	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	857.1	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	59.9	4.2
Bualuang Securities Co., Ltd.	Securities	Ordinary share	250.0	64.30%	323.7	272.2	72.3
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-*	38.4	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	154.2	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,540.0**	-
Total					8,855.6	10,204.2	
Less Allowance for impairment					-	768.0	
Investments in subsidiaries and associated companies, net					8,855.6	9,436.2	

* Net of investment diminution

**

Million Baht

THE BANK'S FINANCIAL STATEMENTS

DECEMBER 31, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	747.1	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,102.6	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,325.6	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	866.1	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	59.4	-
Bualuang Securities Co., Ltd.*	Securities	Ordinary share	250.0	1.24%	3.5	6.3	-
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-**	37.4	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	144.3	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	1.7	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8**	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1**	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,411.3***	-
Total					8,536.2	9,701.8	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					8,536.2	9,701.8	

* Being a subsidiary of the Bank through indirect shareholding in Bualuang Finance Co., Ltd.

**

As at June 30, 2004 and December 31, 2003, the Bank had investments in companies which represent more than 10% of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Agriculture and mining	-	-	-	-
Manufacturing and commercial	4,580.2	4,799.4	4,580.2	4,799.4
Real estate and construction	454.3	454.3	454.3	454.3
Utilities and services	3,463.9	3,344.5	3,463.9	3,344.5
Others	395.5	269.1	395.5	269.1
Total	8,893.9	8,867.3	8,893.9	8,867.3

Gains and losses related to investments included in statement of income for the quarters and for the half years ended June 30, 2004 and 2003 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2004		June 30, 2003	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	6.5	(34.2)	28.9	(8.0)
Gains (losses) on sales of available-for-sale securities	422.3	(3.5)	1,555.2	(23.2)
Gains on sales of general investment	104.0	-	27.3	-
Losses on sales of investment in subsidiaries and associated companies	-	(2.0)	-	(64.3)
Unrealized gains (losses) on revaluation of trading securities	16.5	(0.7)	10.7	-
Losses on impairment of investments	-	(415.3)	-	(1.6)
Gains (losses) on debt redemption of available-for-sale securities	11.7	-	-	(75.7)
Gains on capital recovery from equity securities of general investment	5.9	-	170.2	-

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED			
	June 30, 2004		June 30, 2003	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	26.2	(48.9)	84.2	(8.9)
Gains (losses) on sales of available-for-sale securities	1,652.6	(3.8)	2,216.3	(23.3)
Gains (losses) on sales of general investment	129.7	(0.5)	27.4	-
Losses on sales of investment in subsidiaries and associated companies	-	(2.0)	-	(64.3)
Unrealized gains (losses) on revaluation of trading securities	49.7	(2.0)	-	(19.7)
Losses on impairment of investments	-	(1,343.3)	-	(305.8)
Gains (losses) on debt redemption of available-for-sale securities	11.7	-	-	(75.7)
Gains on debt redemption of held-to-maturity securities	2.0	-	-	-
Gains on capital recovery from equity securities of general investment	6.2	-	186.0	-
Gains on capital recovery from investment in subsidiaries and associated companies	16.0	-	-	-

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTERS ENDED			
	June 30, 2004		June 30, 2003	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	6.5	(33.7)	28.9	(7.5)
Gains (losses) on sales of available-for-sale securities	422.3	-	1,553.7	(23.2)
Gains on sales of general investment	104.0	-	27.3	-
Losses on sales of investment in subsidiaries and associated companies	-	-	-	(64.3)
Unrealized gains (losses) on revaluation of trading securities	16.5	(0.7)	10.6	-
Losses on impairment of investments	-	(415.3)	-	(1.6)
Gains (losses) on debt redemption of available-for-sale securities	11.7	-	-	(75.7)
Gains on capital recovery from equity securities of general investment	5.9	-	170.2	-

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED (Million Baht)			
	June 30, 2004		June 30, 2003	
	Gains	Losses	Gains	Losses
Gains (losses) on sales of trading securities	26.2	(47.4)	84.2	(8.4)
Gains (losses) on sales of available-for-sale securities	1,614.4	(0.3)	2,214.7	(23.3)
Gains (losses) on sales of general investment	129.7	(0.5)	27.4	-
Losses on sales of investment in subsidiaries and associated companies	-	-	-	(64.3)
Unrealized gains (losses) on revaluation of trading securities	49.7	(2.0)	-	(19.7)
Losses on impairment of investments	-	(1,343.3)	-	(305.8)
Gains (losses) on debt redemption of available-for-sale securities	11.7	-	-	(75.7)
Gains on debt redemption of held-to-maturity securities	2.0	-	-	-
Gains on capital recovery from equity securities of general investment	6.2	-	186.0	-
Gains on capital recovery from investment in subsidiaries and associated companies	16.0	-	-	-

As at June 30, 2004, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at December 31, 2003, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 423.8 million. These companies had net book value totaling Baht 164.0 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 259.8 million.

As at June 30, 2004, the Bank had investments in 16 listed companies that are under SET delisting criteria amounting to Baht 3,443.3 million with the fair value of Baht 3,400.5 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 49.1 million.

As at December 31, 2003, the Bank had investments in 17 listed companies that are under SET delisting criteria amounting to Baht 3,736.0 million with the fair value of Baht 3,837.4 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 78.5 million.

4.5 Loans and accrued interest receivable

As at June 30, 2004 and December 31, 2003, the Bank had impaired loans amounting to Baht 185,436.9 million and Baht 210,845.6 million, respectively.

4.5.1 Classified by product type as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Overdrafts	114,181.5	113,297.0	113,233.7	112,378.9
Loans	570,425.2	554,359.7	566,438.7	551,003.0
Bills	214,550.8	182,611.5	216,009.5	184,311.3
Hire purchase receivables	27.5	31.6	-	-
Others	988.6	1,600.6	988.6	1,165.6
Total	900,173.6	851,900.4	896,670.5	848,858.8
Add Accrued interest receivable	1,042.1	1,046.8	1,028.1	1,032.3
Less Allowance for doubtful accounts	(116,623.2)	(124,590.0)	(116,170.0)	(124,032.4)
Revaluation allowance				
For debt restructuring	(11,866.9)	(11,346.5)	(11,866.9)	(11,346.5)
Total	772,725.6	717,010.7	769,661.7	714,512.2

For the aforementioned loan classification by product type the Bank has modified the classification and has revised loan classification by product type as at December 31, 2003 accordingly.

4.5.2 Classified by remaining maturity as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Up to 1 year*	587,589.0	502,617.0	586,862.8	501,985.3
Over 1 year	312,584.6	349,283.4	309,807.7	346,873.5
Total	900,173.6	851,900.4	896,670.5	848,858.8
Add Accrued interest receivable	1,042.1	1,046.8	1,028.1	1,032.3
Total	901,215.7	852,947.2	897,698.6	849,891.1

4.5.3 Classified by currency and customer's residence as at June 30, 2004 and December 31, 2003 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS						
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	749,810.9	5,677.9	755,488.8	725,015.3	5,983.1	730,998.4
USD	41,656.2	59,300.9	100,957.1	31,974.9	51,043.8	83,018.7
Others	9,110.9	34,616.8	43,727.7	8,323.4	29,559.9	37,883.3
	800,578.0	99,595.6	900,173.6	765,313.6	86,586.8	851,900.4
Add Accrued interest receivable			1,042.1			1,046.8
Total			901,215.7			852,947.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS						
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	752,151.2	5,677.9	757,829.1	727,242.8	5,983.0	733,225.8
USD	41,656.2	59,210.1	100,866.3	31,974.9	50,959.1	82,934.0
Others	9,110.9	28,864.2	37,975.1	8,323.4	24,375.6	32,699.0
	802,918.3	93,752.2	896,670.5	767,541.1	81,317.7	848,858.8
Add Accrued interest receivable			1,028.1			1,032.3
Total			897,698.6			849,891.1

4.5.4 Classified by business type and in accordance with the notification of the BOT as at June 30, 2004 and December 31, 2003 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	14,097.6	572.4	580.4	196.5	4,148.7	19,595.6
Manufacturing and commercial	422,601.3	10,058.6	13,672.7	50,301.2	60,649.3	557,283.1
Real estate and construction	51,309.3	6,182.2	2,819.8	2,014.2	14,481.2	76,806.7
Utilities and services	94,844.4	835.8	596.3	4,783.3	8,432.5	109,492.3
Housing loans	53,181.8	1,102.7	1,442.9	828.3	14,484.2	71,039.9
Others	56,658.5	2,862.8	430.4	2,001.9	4,002.4	65,956.0
	692,692.9	21,614.5	19,542.5	60,125.4	106,198.3	900,173.6
Add Accrued interest receivable						1,042.1
Total						901,215.7

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	12,552.9	858.7	712.5	485.8	4,619.9	19,229.8
Manufacturing and commercial	380,782.2	12,293.1	11,646.1	55,389.9	66,153.0	526,264.3
Real estate and construction	46,287.1	7,233.5	3,000.9	653.5	19,515.8	76,690.8
Utilities and services	81,552.6	1,714.8	4,213.3	1,673.5	14,638.2	103,792.4
Housing loans	47,036.8	1,452.7	1,414.4	1,310.9	17,469.3	68,684.1
Others	45,870.6	2,861.2	2,051.6	725.6	5,730.0	57,239.0
	614,082.2	26,414.0	23,038.8	60,239.2	128,126.2	851,900.4
Add Accrued interest receivable						1,046.8
Total						852,947.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	13,586.6	551.3	577.4	196.5	4,134.2	19,046.0
Manufacturing and commercial	417,649.4	9,892.3	13,671.8	50,285.2	60,403.7	551,902.4
Real estate and construction	50,097.9	6,135.1	2,799.0	2,014.2	14,422.2	75,468.4
Utilities and services	94,230.5	830.9	593.3	4,779.7	8,423.7	108,858.1
Housing loans	52,601.7	1,085.4	1,432.7	808.1	14,421.2	70,349.1
Others	61,771.0	2,854.4	430.4	2,000.7	3,990.0	71,046.5
	689,937.1	21,349.4	19,504.6	60,084.4	105,795.0	896,670.5
Add Accrued interest receivable						1,028.1
Total						897,698.6

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of loss	Total
Agriculture and mining	12,087.6	837.2	712.5	485.8	4,605.9	18,729.0
Manufacturing and commercial	376,566.9	12,149.4	11,644.5	55,386.0	65,702.6	521,449.4
Real estate and construction	45,233.0	7,163.4	2,999.7	642.5	19,447.6	75,486.2
Utilities and services	81,058.6	1,702.1	4,205.6	1,673.5	14,635.3	103,275.1
Housing loans	46,444.9	1,431.2	1,402.8	1,295.0	17,394.5	67,968.4
Others	50,609.9	2,847.7	2,050.4	724.1	5,718.6	61,950.7
	612,000.9	26,131.0	23,015.5	60,206.9	127,504.5	848,858.8
Add Accrued interest receivable						1,032.3
Total						849,891.1

The information of loans classification as at December 31, 2003 as discussed in Notes 4.5.1 to 4.5.4 are presented by netting off unearned discounts to conform to the disclosures as at June 30, 2004 (See Note 4.5.5).

4.5.5 As at June 30, 2004 and December 31, 2003, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	693,574.5	364,349.4	1	3,643.5
Special mentioned	21,744.2	5,288.3	2	105.7
Substandard	19,573.3	2,691.2	20	538.0
Doubtful	60,125.5	39,664.8	50	19,836.5
Doubtful of loss	106,198.2	50,313.2	100	50,313.2
Total	901,215.7	462,306.9		74,436.9
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				42,129.3
Total				116,566.2*

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	614,942.4	291,357.0	1	2,913.6
Special mentioned	26,564.3	5,845.0	2	116.8
Substandard	23,072.3	9,629.3	20	1,925.6
Doubtful	60,241.9	43,395.5	50	21,701.8
Doubtful of loss	128,126.3	60,386.5	100	60,386.5
Total	852,947.2	410,613.3		87,044.3
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				37,461.0
Total				124,505.3**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 57.0 million (See Note 4.6)

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2004

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	690,805.5	365,674.7	1	3,656.7
Special mentioned	21,478.4	5,224.9	2	104.5
Substandard	19,535.3	2,685.2	20	537.1
Doubtful	60,084.4	39,661.1	50	19,830.6
Doubtful of loss	105,795.0	50,058.1	100	50,058.1
Total	897,698.6	463,304.0		74,187.0
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				41,926.0
Total				116,113.0*

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	612,848.1	292,890.5	1	2,928.9
Special mentioned	26,280.1	5,761.5	2	115.2
Substandard	23,049.0	9,626.0	20	1,925.2
Doubtful	60,209.5	43,388.7	50	21,694.4
Doubtful of loss	127,504.4	59,931.8	100	59,931.8
Total	849,891.1	411,598.5		86,595.5
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				37,352.2
Total				123,947.7**

The aforementioned information of classified loans as at December 31, 2003 are presented by netting off unearned discounts to conform to the disclosures as at June 30, 2004.

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 57.0 million (See Note 4.6)

As at June 30, 2004 and December 31, 2003, amount of unearned discounts are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
				Million Baht
Unearned discounts	212.2	249.5	192.7	229.9

4.5.6 As at June 30, 2004 and December 31, 2003, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 17, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	4	102.0	-	102.0	102.0
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	16	30,366.2	10,976.9	9,536.4	9,536.4
Total	20	30,468.2	10,976.9	9,638.4	9,638.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.6	-	817.6	817.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	22,749.5	3,565.9	9,583.8 *	9,583.8 *
Total	26	23,567.1	3,565.9	10,401.4 *	10,401.4 *

	Million Baht				
	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2004				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	4	102.0	-	102.0	102.0
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	16	30,366.2	10,976.9	9,536.4	9,536.4
Total	20	30,468.2	10,976.9	9,638.4	9,638.4

	Million Baht				
	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2003				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.6	-	817.6	817.6
Financial institutions taken control and ordered to decrease and Increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	22,749.5	3,565.9	9,583.8 *	9,583.8 *
Total	26	23,567.1	3,565.9	10,401.4 *	10,401.4 *

4.5.7 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2004 in the amount of Baht 25,395.7 million, and for the half year ended June 30, 2004, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 778.5 million (See Note 4.4.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2003 in the amount of Baht 25,396.2 million, and for the year ended December 31, 2003, in the amount of Baht 81.8 million. In addition, TAMC had revised the balance of assets transferred by the Bank prior to 2003 upwards in the net amount of Baht 484.7 million (See Note 4.4.1).

The Bank has transferred impaired assets to TAMC at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until June 30, 2003 in the amount of Baht 24,739.0 million, and for the half year ended June 30, 2003, in the amount of Baht 81.8 million. In addition, TAMC had revised the balance of assets transferred by the Bank prior to 2003 down in the net amount of Baht 172.5 million.

As at June 30, 2004 and December 31, 2003, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 24,482.6 million and Baht 23,485.2 million, respectively.

4.5.8 As at June 30, 2004 and December 31, 2003, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	693,574.5	-	-	199.4	693,773.9
Special mentioned	21,744.2	-	-	17.2	21,761.4
Substandard	19,573.3	-	-	21.7	19,595.0
Doubtful	60,125.5	-	-	29.0	60,154.5
Doubtful of loss	106,198.2	7,217.8	1,620.8	1,224.5	116,261.3
Loss	-	-	-	-	-
Total	901,215.7	7,217.8	1,620.8	1,491.8	911,546.1

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	614,942.4	-	-	148.4	615,090.8
Special mentioned	26,564.3	-	-	22.2	26,586.5
Substandard	23,072.3	-	-	17.9	23,090.2
Doubtful	60,241.9	-	-	42.8	60,284.7
Doubtful of loss	128,126.3	6,151.5	1,670.9	1,866.3	137,815.0
Loss	-	-	-	-	-
Total	852,947.2	6,151.5	1,670.9	2,097.6	862,867.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2004

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	690,805.5	-	-	199.3	691,004.8
Special mentioned	21,478.4	-	-	16.9	21,495.3
Substandard	19,535.3	-	-	21.6	19,556.9
Doubtful	60,084.4	-	-	28.7	60,113.1
Doubtful of loss	105,795.0	7,210.3	1,446.1	1,221.0	115,672.4
Loss	-	-	-	-	-
Total	897,698.6	7,210.3	1,446.1	1,487.5	907,842.5

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	612,848.1	-	-	148.3	612,996.4
Special mentioned	26,280.1	-	-	22.0	26,302.1
Substandard	23,049.0	-	-	17.8	23,066.8
Doubtful	60,209.5	-	-	42.8	60,252.3
Doubtful of loss	127,504.4	6,142.7	1,503.8	1,863.1	137,014.0
Loss	-	-	-	-	-
Total	849,891.1	6,142.7	1,503.8	2,094.0	859,631.6

4.5.9 Troubled debt restructurings

Details of the restructured debts of the Bank for the half years ended June 30, 2004 and 2003, classified into the restructuring methods are as follows :

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2004

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	245	3,340.8	Land, building	2,959.3
Debt-equity conversion	3	550.1	Share capital	303.2
Debt restructuring in various forms	13,718	27,543.0		
Total	13,966	31,433.9		

The weighted average tenure of the above mentioned restructuring is 4.6 years; and the total debt outstanding after debt restructuring is Baht 31,374.1 million.

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2003

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	136	1,938.7	Land, building, machinery, share capital	1,692.2
Debt-equity conversion	4	376.2	Share capital	423.9
Debt restructuring in various forms	8,605	28,143.9		
Total	8,745	30,458.8		

The weighted average tenure of the above mentioned restructuring was 4.8 years; and the total debt outstanding after debt restructuring was Baht 30,204.8 million.

For the quarter and the half year ended June 30, 2004, the Bank recognized interest income from restructured debts amounting to Baht 2,365.0 million and Baht 4,469.4 million, respectively.

For the quarter and the half year ended June 30, 2003, the Bank recognized interest income from restructured debts amounting to Baht 2,640.4 million and Baht 5,233.9 million, respectively.

As at June 30, 2004 and December 31, 2003, the Bank had balance of loan to restructured debtors amounting to Baht 215,803.5 million and Baht 234,145.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the half years ended June 30, 2004 and 2003 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

4.6 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at June 30, 2004 and December 31, 2003 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,913.7	116.9	1,926.0	21,702.3	60,470.1	37,461.0	124,590.0
Doubtful accounts	734.0	(11.0)	(1,388.0)	(1,864.2)	(10,092.2)	12,409.7	(211.7)
Bad debt recovered	-	-	-	-	(0.9)	268.2	267.3
Bad debt written off	-	-	-	-	(9.5)	(8,415.3)	(8,424.8)
Others	(4.1)	(0.1)	0.6	(1.1)	1.4	405.7	402.4
Balance carried forward	3,643.6	105.8	538.6	19,837.0	50,368.9	42,129.3	116,623.2

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,963.1	117.9	781.9	3,996.1	83,164.4	47,113.9	138,137.3
Doubtful accounts	(44.6)	0.7	1,144.8	17,706.9	(22,655.6)	2,763.4	(1,084.4)
Bad debt recovered	-	-	-	-	(10.7)	433.2	422.5
Bad debt written off	-	-	-	-	(23.0)	(10,614.2)	(10,637.2)
Others	(4.8)	(1.7)	(0.7)	(0.7)	(5.0)	(2,235.3)	(2,248.2)
Balance carried forward	2,913.7	116.9	1,926.0	21,702.3	60,470.1	37,461.0	124,590.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS
JUNE 30, 2004

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,929.1	115.3	1,925.5	21,694.9	60,015.4	37,352.2	124,032.4
Doubtful accounts	727.9	(10.7)	(1,387.9)	(1,863.9)	(9,901.6)	12,249.9	(186.3)
Bad debt recovered	-	-	-	-	-	268.2	268.2
Bad debt written off	-	-	-	-	-	(8,333.4)	(8,333.4)
Others	-	-	-	-	-	389.1	389.1
Balance carried forward	3,657.0	104.6	537.6	19,831.0	50,113.8	41,926.0	116,170.0

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of The BOT's Minimum Requirement	Total
Balance brought forward	2,921.4	113.6	779.0	3,987.7	82,809.9	46,918.2	137,529.8
Doubtful accounts	7.7	1.7	1,146.5	17,707.2	(22,794.5)	2,791.2	(1,140.2)
Bad debt recovered	-	-	-	-	-	433.2	433.2
Bad debt written off	-	-	-	-	-	(10,582.5)	(10,582.5)
Others	-	-	-	-	-	(2,207.9)	(2,207.9)
Balance carried forward	2,929.1	115.3	1,925.5	21,694.9	60,015.4	37,352.2	124,032.4

As at June 30, 2004, the allowance for doubtful accounts of Baht 116,623.2 million and Baht 116,170.0 million in the consolidated and the Bank's financial statements, respectively, include an allowance for doubtful accounts for legal expense paid in advance of Baht 57.0 million.

As at December 31, 2003, the allowance for doubtful accounts of Baht 124,590.0 million and Baht 124,032.4 million in the consolidated and the Bank's financial statements, respectively, include an allowance for doubtful accounts for legal expense paid in advance of Baht 84.6 million.

As at June 30, 2004 and December 31, 2003, the Bank had established allowance for doubtful accounts in excess of the minimum level required by the BOT's guideline as described in Note 3.6 since the Bank takes into consideration potential additional loss from the debtors not being able to perform according to the lending agreements.

For the half year ended June 30, 2004 and for the year ended December 31, 2003, collateral supporting significant loans were reappraised by either independent appraisers approved by the BOT or internal appraisers of the Bank and the subsidiaries. For collateral valuation, the Bank followed the notification of the BOT regarding worthless or irrecoverable assets or assets with doubtful value of recoverability dated February 28, 2003, in that up to 90% of appraised value is deducted from the debtor's balance before provision for collateral that have been marked to market or appraised within 12 months. For collateral that are less frequently appraised, up to 50% deduction is applied.

For debtors with balance of less than Baht 5 million, up to 90% of the appraised value of collaterals is deducted from the debtor's balance before provision if the collateral have been marked to market or appraised within 36 months. For collateral that are less frequently appraised, up to 50% deduction is applied.

For the half year ended June 30, 2004 and for the year ended December 31, 2003, the Bank classified its assets and provisions for loan losses using guidelines in the BOT's Notification on the subject of worthless or irrecoverable assets and assets with doubtful value of

4.7 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring as at June 30, 2004 and December 31, 2003 are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
				Million Baht
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Balance brought forward	11,346.6	13,224.3	11,346.6	13,224.3
Increase during the period	2,551.2	4,050.1	2,551.2	4,050.1
Write off/ decrease during the period	(2,030.9)	(5,927.9)	(2,030.9)	(5,927.9)
Balance carried forward	11,866.9	11,346.5	11,866.9	11,346.5

4.8 Properties foreclosed, net

Properties foreclosed consisted of the following as at June 30, 2004 and December 31, 2003 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2004

Type of properties foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	36,929.9	3,312.9	(1,296.8)	38,946.0
Movable assets	741.8	26.8	(41.9)	726.7
Total	37,671.7	3,339.7	(1,338.7)	39,672.7
Others	125.5	-	(5.9)	119.6
Total properties foreclosed	37,797.2	3,339.7	(1,344.6)	39,792.3
Less Allowance for impairment	(4,102.6)	(304.4)	132.3	(4,274.7)
Total properties foreclosed, net	33,694.6	3,035.3	(1,212.3)	35,517.6

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003

Type of properties foreclosed	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	35,137.9	5,129.9	(3,337.9)*	36,929.9
Movable assets	881.9	91.9	(232.0)	741.8
Total	36,019.8	5,221.8	(3,569.9)	37,671.7
Others	-	125.5	-	125.5
Total properties foreclosed	36,019.8	5,347.3	(3,569.9)	37,797.2
Less Allowance for impairment	(2,278.7)	(2,184.2)	360.3*	(4,102.6)
Total properties foreclosed, net	33,741.1	3,163.1	(3,209.6)	33,694.6

Million Baht

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2004			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	29,076.0	3,308.8	(1,709.2)	30,675.6
Movable assets	741.8	26.8	(41.9)	726.7
Total	29,817.8	3,335.6	(1,751.1)	31,402.3
Others	125.5	-	(5.9)	119.6
Total properties foreclosed	29,943.3	3,335.6	(1,757.0)	31,521.9
Less Allowance for impairment	(3,935.4)	(292.5)	127.9	(4,100.0)
Total properties foreclosed, net	26,007.9	3,043.1	(1,629.1)	27,421.9

Million Baht

Type of properties foreclosed	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2003			
	Balance Brought Forward	Additions	Disposals	Balance Carried Forward
Assets from debt repayment				
Immovable assets	32,837.9	5,072.3	(8,834.2)	29,076.0
Movable assets	881.9	91.9	(232.0)	741.8
Total	33,719.8	5,164.2	(9,066.2)	29,817.8
Others	-	125.5	-	125.5
Total properties foreclosed	33,719.8	5,289.7	(9,066.2)	29,943.3
Less Allowance for impairment	(2,114.1)	(2,165.8)	344.5	(3,935.4)
Total properties foreclosed, net	31,605.7	3,123.9	(8,721.7)	26,007.9

Properties foreclosed classified in accordance with the notification of the BOT as at June 30, 2004 and December 31, 2003, are presented in Note 4.5.8.

4.9 Premises and equipment, net

Premises and equipment consisted of the following as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2004				
	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	6,952.8	8,616.8	13,238.2	1,569.6	30,377.4
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,709.1)	(9,529.8)	-	(14,238.9)
Less Accumulated depreciation - appraisal increase	-	(10,081.7)	-	-	(10,081.7)
Net opening amount	16,241.5	8,521.0	3,708.4	1,569.6	30,040.5
Additions/acquisitions - cost	38.1	39.7	877.4	261.4	1,216.6
Disposals/transfers - cost	-	(1.5)	(83.1)	(464.7)	(549.3)
Disposals/transfers - appraisal increase	-	-	-	-	-
Disposals/transfers - appraisal decrease	-	-	-	-	-
Depreciation for the period - cost	-	(159.1)	(637.0)	-	(796.1)
Depreciation for the period - appraisal increase	-	(337.4)	-	-	(337.4)
Accumulated depreciation - disposals - cost	-	1.5	69.7	-	71.2
Exchange rate adjustments	46.8	13.6	4.3	0.1	64.8
Total	16,326.4	8,077.8	3,939.7	1,366.4	29,710.3
Closing amount					
Cost	7,037.7	8,688.3	14,055.9	1,366.4	31,148.3
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,886.3)	(10,116.2)	-	(15,002.5)
Less Accumulated depreciation - appraisal increase	-	(10,419.2)	-	-	(10,419.2)
Net closing amount	16,326.4	8,077.8	3,939.7	1,366.4	29,710.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,205.4	8,659.2	15,789.4	892.0	32,546.0
Appraisal increase (year 2000 and year 2002)	10,209.4	15,204.3	-	-	25,413.7
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation - cost	-	(4,415.7)	(12,604.3)	-	(17,020.0)
Less Accumulated depreciation - appraisal increase	-	(9,413.5)	-	-	(9,413.5)
Net opening amount	16,425.8	9,525.0	3,185.1	892.0	30,027.9
Additions/acquisitions - cost	-	7.6	2,011.7	1,101.5	3,120.8
Disposals/transfers - cost	(220.8)	(2.6)	(4,512.4)	(423.9)	(5,159.7)
Disposals/transfers - appraisal increase	(8.4)	-	-	-	(8.4)
Disposals/transfers - appraisal decrease	76.7	-	-	-	76.7
Depreciation for the period - cost	-	(332.3)	(1,285.0)	-	(1,617.3)
Depreciation for the period - appraisal increase	-	(668.3)	-	-	(668.3)
Accumulated depreciation - disposals - cost	-	2.6	4,321.1	-	4,323.7
Exchange rate adjustments	(31.8)	(11.0)	(12.1)	-	(54.9)
Total	16,241.5	8,521.0	3,708.4	1,569.6	30,040.5
Closing amount					
Cost	6,952.8	8,616.8	13,238.2	1,569.6	30,377.4
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,709.1)	(9,529.8)	-	(14,238.9)
Less Accumulated depreciation - appraisal increase	-	(10,081.7)	-	-	(10,081.7)
Net closing amount	16,241.5	8,521.0	3,708.4	1,569.6	30,040.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS JUNE 30, 2004				
	Land	**Premises**	**Equipment**	**Others**	**Total**
Opening amount					
Cost	6,945.3	8,488.7	13,041.5	1,567.4	30,042.9
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,654.6)	(9,411.5)	-	(14,066.1)
Less Accumulated depreciation - appraisal increase	-	(10,081.7)	-	-	(10,081.7)
Net opening amount	16,234.0	8,447.4	3,630.0	1,567.4	29,878.8
Additions/acquisitions - cost	38.1	39.7	841.7	255.4	1,174.9
Disposals/transfers - cost	-	-	(57.5)	(464.7)	(522.2)
Disposals/transfers - appraisal increase	-	-	-	-	-
Disposals/transfers - appraisal decrease	-	-	-	-	-
Depreciation for the period - cost	-	(158.2)	(618.6)	-	(776.8)
Depreciation for the period - appraisal increase	-	(337.4)	-	-	(337.4)
Accumulated depreciation - disposals - cost	-	-	55.9	-	55.9
Exchange rate adjustments	46.6	11.2	4.1	-	61.9
Total	16,318.7	8,002.7	3,855.6	1,358.1	29,535.1
Closing amount					
Cost	7,030.0	8,557.7	13,847.6	1,358.1	30,793.4
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,830.8)	(9,992.0)	-	(14,822.8)
Less Accumulated depreciation - appraisal increase	-	(10,419.2)	-	-	(10,419.2)
Net closing amount	16,318.7	8,002.7	3,855.6	1,358.1	29,535.1

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Land	Premises	Equipment	Others	Total
Opening amount					
Cost	7,197.1	8,519.2	15,600.8	892.0	32,209.1
Appraisal increase (year 2000 and year 2002)	10,209.4	15,204.3	-	-	25,413.7
Appraisal decrease (year 2000 and year 2002)	(989.0)	(509.3)	-	-	(1,498.3)
Less Accumulated depreciation - cost	-	(4,357.8)	(12,507.1)	-	(16,864.9)
Less Accumulated depreciation - appraisal increase	-	(9,413.5)	-	-	(9,413.5)
Net opening amount	16,417.5	9,442.9	3,093.7	892.0	29,846.1
Additions/acquisitions - cost	-	7.6	1,967.8	1,099.3	3,074.7
Disposals/transfers - cost	(220.6)	(2.0)	(4,481.1)	(423.9)	(5,127.6)
Disposals/transfers - appraisal increase	(8.4)	-	-	-	(8.4)
Disposals/transfers - appraisal decrease	76.7	-	-	-	76.7
Depreciation for the period - cost	-	(330.5)	(1,251.7)	-	(1,582.2)
Depreciation for the period - appraisal increase	-	(668.3)	-	-	(668.3)
Accumulated depreciation - disposals - cost	-	2.0	4,312.7	-	4,314.7
Exchange rate adjustments	(31.2)	(4.3)	(11.4)	-	(46.9)
Total	16,234.0	8,447.4	3,630.0	1,567.4	29,878.8
Closing amount					
Cost	6,945.3	8,488.7	13,041.5	1,567.4	30,042.9
Appraisal increase (year 2000 and year 2002)	10,201.0	15,204.3	-	-	25,405.3
Appraisal decrease (year 2000 and year 2002)	(912.3)	(509.3)	-	-	(1,421.6)
Less Accumulated depreciation - cost	-	(4,654.6)	(9,411.5)	-	(14,066.1)
Less Accumulated depreciation - appraisal increase	-	(10,081.7)	-	-	(10,081.7)
Net closing amount	16,234.0	8,447.4	3,630.0	1,567.4	29,878.8

4.10 Deposits

4.10.1 Classified by product as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Demand	53,130.0	48,287.1	52,439.0	47,531.8
Savings	508,732.6	462,953.1	508,752.6	462,985.3
Fixed				
Up to 6 months	432,634.5	431,001.2	431,868.3	430,055.6
6 months-less than 1 year	29,456.4	30,396.4	29,050.9	29,091.7
1 year and over	138,783.5	149,465.1	132,894.0	144,670.1
Negotiable certificates of deposit	1,207.3	1,191.2	539.4	575.4
Total	1,163,944.3	1,123,294.1	1,155,544.2	1,114,909.9

4.10.2 Classified by remaining maturity as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Up to 1 year	1,154,974.2	1,109,120.9	1,147,020.6	1,101,436.5
Over 1 year	8,970.1	14,173.2	8,523.6	13,473.4
Total	1,163,944.3	1,123,294.1	1,155,544.2	1,114,909.9

4.10.3 Classified by currency and customer's residence as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,042,143.9	35,254.3	1,077,398.2	1,001,559.3	32,306.1	1,033,865.4
USD	6,503.5	33,365.6	39,869.1	6,710.1	37,491.5	44,201.6
Others	10,393.8	36,283.2	46,677.0	10,115.6	35,111.5	45,227.1
Total	1,059,041.2	104,903.1	1,163,944.3	1,018,385.0	104,909.1	1,123,294.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,039,895.4	35,254.3	1,075,149.7	999,166.6	32,306.1	1,031,472.7
USD	6,456.2	33,365.5	39,821.7	6,673.6	37,491.4	44,165.0
Others	10,323.5	30,249.3	40,572.8	10,076.2	29,196.0	39,272.2
Total	1,056,675.1	98,869.1	1,155,544.2	1,015,916.4	98,993.5	1,114,909.9

4.11 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2004 and December 31, 2003 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2004			December 31, 2003		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	13.2	3,676.6	3,689.8	12.9	2,996.8	3,009.7
Commercial banks	461.0	2,060.1	2,521.1	792.8	-	792.8
Other banks	201.2	74.5	275.7	327.6	178.8	506.4
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	2,649.6	57.0	2,706.6	3,863.2	86.9	3,950.1
Other financial institutions	2,559.9	83.9	2,643.8	2,125.9	140.4	2,266.3
Total domestic items	5,884.9	5,952.1	11,837.0	7,122.4	3,402.9	10,525.3
Foreign items						
USD	358.2	7,032.5	7,390.7	1,453.8	9,381.3	10,835.1
JPY	5.2	1,394.8	1,400.0	5.8	3,595.6	3,601.4
Others	2,412.7	4,696.9	7,109.6	1,906.5	4,732.3	6,638.8
Total foreign items	2,776.1	13,124.2	15,900.3	3,366.1	17,709.2	21,075.3
Total domestic and foreign items	8,661.0	19,076.3	27,737. 3	10,488.5	21,112.1	31,600.6

Million Baht

	THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2004			December 31, 2003		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	13.2	3,676.6	3,689.8	12.9	2,996.8	3,009.7
Commercial banks	471.8	2,060.1	2,531.9	667.8	-	667.8
Other banks	201.2	74.5	275.7	327.6	178.8	506.4
Finance companies, Finance and securities companies, Securities companies and Credit foncier companies	2,707.8	46.9	2,754.7	3,938.1	46.9	3,985.0
Other financial institutions	2,559.9	37.8	2,597.7	2,125.9	46.9	2,172.8
Total domestic items	5,953.9	5,895.9	11,849.8	7,072.3	3,269.4	10,341.7
Foreign items						
USD	366.1	7,044.7	7,410.8	1,495.4	16,136.9	17,632.3
JPY	6.0	1,394.8	1,400.8	6.3	3,595.6	3,601.9
Others	2,383.1	4,596.5	6,979.6	1,919.8	4,670.6	6,590.4
Total foreign items	2,755.2	13,036.0	15,791.2	3,421.5	24,403.1	27,824.6
Total domestic and foreign items	8,709.1	18,931.9	27,641.0	10,493.8	27,672.5	38,166.3

4.12 Securities sold under repurchase agreements

Securities sold under repurchase agreements consisted of the following as at June 30, 2004 and December 31, 2003 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Government bonds and Bank of Thailand bonds	2,000.0	-	2,000.0	-

4.13 Borrowings

4.13.1 Classified by types of securities and sources of fund as at June 30, 2004 and December 31, 2003, as follows :

						Million Baht
	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS					
	June 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	13,165.5	30,481.4	43,646.9	37,030.0	29,519.5	66,549.5
Less Master Investments						
Agreement	(13,165.5)	-	(13,165.5)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	4,388.5	-	4,388.5	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	-	(8,496.1)	(8,496.1)	(11,385.0)	(8,926.2)	(20,311.2)
Total	4,388.5	21,985.3	26,373.8	12,765.0	30,361.3	43,126.3

4.13.2 Classified by types of securities, currency, maturity and interest rate as at June 30, 2004 and December 31, 2003, as follows :

Million Baht

CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS					
Types	Currency	Maturity	Interest Rate	Amount	
				June 30, 2004	December 31, 2003
Short-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.14 and 4.19)	THB	2004	None	-	2,530.0
Subordinated					
convertible bonds					
(Notes 4.15 and 4.19)	THB	2004	4.589%	-	9,768.0
	THB	2004	None	-	2,530.0
Less Discount on borrowings				-	(896.9)
Total short-term borrowings				-	13,931.1
Long-term borrowings					
Unsecured					
subordinated notes					
(Notes 4.14 and 4.19)	USD	2005 - 2029	7.25% - 9.025%	30,481.4	29,519.5
	THB	Perpetual	0.67%*	13,165.5	-
	THB	Perpetual	15.00%*	-	34,500.0
Less Master Investment Agreement				(13,165.5)	(34,500.0)
Subordinated					
convertible bonds					
(Notes 4.15 and 4.19)	THB	Perpetual	Floating interest rate**	4,388.5	-
	THB	2005 - 2006	None	-	19,090.0
Less Discount on borrowings				(8,496.1)	(19,414.3)
Total long-term borrowings				26,373.8	29,195.2
Total				26,373.8	43,126.3

4.14 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

* Interest will be paid only when has paid dividend on preferred share

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 266.9 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 266.9 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33.1 million). The Bank also issued USD 449.8 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 149.8 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259.0 million (Baht 9,503.5 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 177.5 million (Baht 6,543.1 million) and USD 258.7 million (Baht 9,535.1 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes (See Note 4.13). The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388.4 million.

On November 15, 1999, the Bank redeemed the remaining USD 0.5 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

On August 30, 2002, the Bank redeemed the remaining USD 4.75 million of 7.25% unsecured subordinated notes due 2005 before their maturity, which was approved by the BOT.

4.15 Subordinated convertible bonds

On January 13, 1994, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds for sale to foreign markets in the amount not exceeding USD 500 million with a maturity of 10 years and a conversion period within 10 years, and to

Directors was authorized to proceed with the issue. On January 25, 1994, the Board of Directors passed a resolution for the Bank to issue subordinated convertible bonds. On March 3, 1994, the Bank issued USD 400 million of subordinated convertible bonds with a maturity of 10 years at a coupon of 3.25% p.a. and conversion price of Baht 230 per share at the exchange rate of USD 1 to Baht 25.28 on the condition that the Bank may convert the bonds before maturity. The bondholders have the right to convert the bonds into ordinary shares from May 24, 1994 onwards.

On January 29, 1999, the Bank amended the terms and conditions of the subordinated convertible bonds by increasing the coupon from 3.25% p.a. to 4.589% p.a. which have been approved by the trustee. This transaction was accounted as an extinguishment of debt under the IFRS, since TAS do not provide accounting guidance for the extinguishment of debt. The amended bonds were recorded at Baht 5,778.4 million, which was the fair value at the date of issuance. The difference between the book value and the redemption value of the bonds will be amortized on a monthly basis throughout the life of the bonds. As a result, the Bank recognized a gain of Baht 3,816.6 million in the 1999 statement of income (See Note 4.13).

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 11,495,694 ordinary shares, to be reserved additionally for the exercise of the subordinated convertible bonds.

From May 24, 1994 until December 31, 2003, the bondholders have exercised the right to convert the bonds into ordinary shares totaling 1,495,694 shares. As at December 31, 2003 the outstanding number of ordinary shares reserved to accommodate the conversion right totaled 70 million shares (See Note 4.20).

On March 3, 2004, the Bank redeemed all subordinated convertible bonds. On April 9, 2004, the shareholders passed a resolution for the Bank to cancel the allocation of 70 million ordinary shares reserved for the exercise of conversion right of such bonds.

4.16 Convertible bonds

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer subordinated convertible bonds and/or convertible bonds for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with maturity not exceeding 10 years, and resolved to reserve 50 million ordinary shares to accommodate for such convertible bonds. The Board of Directors was authorized to proceed with the issue. On June 17, 1996, the Board of Directors passed a resolution for the Bank to issue and offer convertible bonds. On August 7, 1996, the Bank issued USD 350 million of convertible bonds with a maturity of 10 years at a coupon of 1.50% p.a. and conversion price of Baht 270 per share at the exchange rate of USD 1 to Baht 25.28 for sale to foreign investors. The bonds will be mandatorily redeemed at a premium at the end of year 5 subject to the terms and conditions as stated in the offering circular. The bondholders have the right to convert the bonds into ordinary shares from September 16, 1996 onwards (See Note 4.13). The Bank has entered into interest rate swap contracts in order to hedge the risk of redemption at the end of year 5 should the above mentioned terms and conditions are met (See Note 4.33).

On April 5, 2000, the shareholders passed a resolution for the Bank to allocate 10 million

On August 7, 2001, the Bank redeemed all convertible bonds. On April 9, 2004, the shareholders passed a resolution for the Bank to cancel the allocation of 60 million ordinary shares reserved for the exercise of conversion right of such bonds.

4.17 Bonds

On April 5, 2000, the shareholders passed a resolution for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities Exchange Committee (SEC). The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The shareholders also approved the allocation of 292 million ordinary shares, to be reserved additionally with 208 million ordinary shares which remain unexercised, totaling 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bond holders.

On April 9, 2004, the shareholders approved the reconsideration of resolutions of the shareholders' meeting convened on April 5, 2000 and approved for the Bank to issue subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "the Bonds"). The shareholders also approved the allocation ordinary shares to accommodate the conversion right of the subordinated convertible bonds and/or convertible bondholders according to the amount and conditions previously approved (See Note 4.20).

4.18 Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, conditions and other details for the issue and offering of the bonds.

4.19 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS) Baht 46,000 million to Bualuang CAPS Fund, with a minimum return of 11.00 % p.a. and a

maximum return of 22.25% p.a., payable quarterly, whereby CAPS consist of two groups of securities as follows:

The first group of securities consisted of 345,000 Class A preferred shares with a par value of Baht 10 per share and 345,000 units of subordinated perpetual bonds (Group 1 Subordinated Bonds) Offering total Baht 34,500 million. The important aspect of securities are as follows:

- Class A preferred shares are non-cumulative where the dividend payment is dependent upon the ordinary shares' dividend payment. If the Bank declares dividend on the ordinary shares, as long as the Bank still pays interest on these Bonds in full on each due date or when the liquidation preference is reduced to equal the par value of the Preferred Shares, the Bank will pay a dividend of Baht 1 per share on the Preferred Shares. If the Bank has not paid interest on these bonds in full on each due date, the Bank will pay the dividend on the Preferred Shares an amount equal the interest on these bonds less the amount of interest already paid in such year.

- The Group 1 Subordinated Bonds is perpetual bonds with a coupon of 15.00% p.a., payable semi-annually, the interest will be paid only when the Bank has paid dividend on the Preferred Shares. The unpaid interest for any year will not be carried forward to the subsequent year. The Bank may redeem the Group 1 Subordinated Bonds subject to the approval by the BOT under the following conditions:

  - on or after 5 years from the issue date; or

  - the Preferred Shares Cum Group 1 Subordinated Bonds can no longer be counted as Tier 1 capital; or

  - the interests on the Group 1 Subordinated Bonds are no longer tax deductible; or

  - the Bank can raise an equivalent or greater amount of fund to replace the Group 1 Subordinated Bonds; or if the Bank's Tier 1 capital ratio, after the redemption of these Bonds, exceeds the minimum ratio stipulated by the BOT.

In addition, the Bank has entered into The Master Investment Agreement for investment in securities with Bualuang CAPS Fund, which has terms and conditions relating to the transfer of securities, redemption of the bonds, reduction of liquidation preference of the preferred shares, payment to the preferred shareholders as specified in the Articles of Association of the Bank, and ratio of conversion into the Bank's ordinary share of the preferred share at 1:1.

The second group of securities issued consisted of 469,200 units of discounted zero coupon subordinated bonds and subordinated convertible bonds with a par value of Baht 100,000 per unit. The total issuance price of such bonds was Baht 11,500 million. The bonds serially mature in 29 series. Bond series 1 to 20 serially mature at intervals of 3 months and mature within 3 months to 5 years. Each Bond series has a par value of Baht 1,265 million and Bonds series 21-28 consisted of subordinated convertible bonds, which have a maturity between 5 years 3 months and 7 years with a maturity interval of 3 months. These bonds have a par value 1,265 million per series. Bond series 29 has a par value of Baht 11,500 million, and a maturity of 7 years.

The Bank has the option to call all of the Bonds in the second group (series 21-29) on or after 5 years from the date of issue at the accreted value. On the redemption date, if the average closing price of the Bank's ordinary shares traded on the main board of the SET within the period of 10 business days before the redemption date is not less than 120% of convertible price and the closing price before the redemption date is not less than 120% of convertible price, the remaining subordinated bonds in the second group shall be converted into the Bank's ordinary shares at Baht 100 per share.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. And when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.

- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.

- The Bank was granted the right to redeem Group 1 Securities and Group 2 securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

According to the ICAAT's interpretation of accounting standard No.3 on the issue of compound financial instruments by financial institutions (See Note 3.16), in summary, the first group of securities should be separated into 3 parts : 1) liabilities 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred shares (Baht 15.2 million) is not material, it was included as liabilities in the balance sheets. As at June 30, 2004 and December 31, 2003, the presentation of the first group of securities is as follows :

		Baht
	June 30, 2004	**December 31, 2003**
Subordinated bonds cum preferred shares	13,164,183,450	34,496,550,000
Preferred shares	3,450,000	3,450,000
Total	13,167,633,450	34,500,000,000

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. For the 213,345 preferred shares (par value of Baht 2,133,450), being the part of the redeemed Group 1 Securities, will be converted into ordinary shares in the future at the par value of those shares (at the ratio of one preferred share to one ordinary share). The Bank has already registered the conversion into ordinary shares with the Ministry of Commerce on July 7, 2004 (See Note 4.34).

Had the Bank accounted for the first group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration (currently Department of Business Development) on April 16, 1999, the presentation in the balance sheets as at June 30, 2004 and December 31, 2003, would be as follows :

		Baht
	June 30, 2004	December 31, 2003
Preferred shares	3,450,000	3,450,000
Premium on preferred shares	13,164,183,450	34,496,550,000
Total	13,167,633,450	34,500,000,000

4.20 Share capital

As at June 30, 2004 and December 31, 2003, the Bank had registered share capital of Baht 40,000,000,000, divided into 4,000,000,000 shares with par value of Baht 10 each, comprising of ordinary shares and preferred shares with details as follows for December 31, 2003 :

4.20.1 3,998,000,000 ordinary shares, consisting of :

- 1,908,497,894 ordinary shares which are issued and paid-up,

- 1,109,502,106 unissued ordinary shares which shall be allocated for offer and sale to general public, including the existing shareholders and the beneficial owners of the shares held by the custodian or by any other similar arrangements and may be issued and offered for sale in foreign markets and/or domestic markets in full amount or in part overtime,

- 70,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds, which had already been issued (See Note 4.15),

- 60,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the convertible bonds, which had already been issued (See Note 4.16),

- 150,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds of CAPS, which had already been issued (See Note 4.19),

- 500,000,000 unissued ordinary shares which are reserved for the exercise of conversion right of the subordinated convertible bonds and/or convertible bonds, which remain unissued (See Note 4.17),

- 200,000,000 unissued ordinary shares which are reserved for the exercise of right to purchase ordinary shares of the warrants, which remain unissued (See Note 4.21).

4.20.2 1,000,000 Class A preferred shares, consisting of :

- 345,000 Class A preferred shares which are issued and paid-up,
- 655,000 unissued Class A preferred shares which may be offered and sold in foreign markets and/or domestic markets, and may be offered and sold in conjunction with subordinated bonds.

4.20.3 1,000,000 unissued Class B preferred shares which may be offered and sold in foreign markets and/or domestic markets, and may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The 11th ordinary shareholders' meeting convened on April 9, 2004, approved the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's securities and approved the proposed allocation of shares and issuance of various types of securities so that the resolutions in respect thereof shall correspond with the regulations prescribed by the Securities and Exchange Commission as well as the Bank's current situation by first canceling resolutions regarding the allocation of shares and the issuance of various types of Bank's securities and then approving the allocation of shares and issuance of various types of Bank's securities as follows :

1) Allocation of 1,239,502,106 ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements; such number of shares being the sum of ordinary shares previously allocated for offer and sale to general public including the existing shareholders and ordinary shares previously allocated for the exercise of conversion right of convertible securities but which allocation has now been cancelled as the securities have been redeemed, with details as follows :

   - 1,109,502,106 ordinary shares, which are ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements, remaining from ordinary shares offering at the end of 2003.
   - 70,000,000 ordinary shares reserved for the exercise of right of the subordinated convertible bonds redeemed on March 3, 2004.
   - 60,000,000 ordinary shares reserved for the exercise of right of the convertible bonds redeemed on August 7, 2001.

2) The remaining ordinary shares, preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

The Class A preferred shares and Class B preferred shares confer the following rights on the holders as follows :

1) Upon liquidation or bankruptcy of the Bank, any amount remaining after payment of all debts and liabilities of the Bank shall be divided and shared among the holders of Class A preferred shares and/or the holders of Class B preferred shares in priority to the holders of ordinary shares but pari passu with the holders of Class A preferred shares or the holders of Class B preferred shares, as the case may be, in proportion to the number of the preferred shares held by each holder thereof, in an amount equal to the first offering price of the preferred shares.

2) On the redemption date of the Bank's debentures which are offered simultaneously with the preferred shares, the Bank will pay to the holders of the preferred shares an amount equal to the lower of the first offered price of the preferred shares minus the par value of such preferred shares or premium on shares. The liquidation or bankruptcy preference under clause 1) shall be reduced to an amount equal to the par value of the preferred shares, and the preferred shares shall be converted in to ordinary shares.

3) The holder of the preferred shares shall have preferential right to receive dividends in respect of the preferred shares in each year in priority to the holders of ordinary shares at the following rate :

   In case of Class A preferred shares

   - At the rate of Baht 1 per share, in the event that the Bank has paid interest on the subordinated debentures which are offered simultaneously with Class A preferred shares in full as specified in its terms and conditions or in the event that the subordinated debentures have been redeemed, and

   - At the rate equal to an amount of interest on the subordinated debentures which are offered simultaneously with Class A preferred shares as specified in its terms and conditions minus an interest amount on the subordinated debentures paid in that fiscal year,

   In case of Class B preferred shares

   - At the fixed rate determined when Class B preferred shares have firstly been issued, but not less than Baht 1 per share and not more than 20% of the first offered price of Class B preferred shares.

4) Each of preferred shares shall carry the right to one vote, equal to that of an ordinary share, at the meeting of the shareholders of the Bank.

As at June 30, 2004 and December 31, 2003, the registered shares and their allocations are as follows :

Type	Number of Registered Shares	Allocation		
		Description	Number of Shares	
			June 30, 2004	December 31, 2003
Ordinary share	3,998,000,000	Shares issued	1,908,497,894	1,908,497,894
		Share allocated for sale in the future	1,239,502,106	1,109,502,106
		Share reserved for the exercise of right of the subordinated convertible bonds (See Note 4.15)	-	70,000,000
		Share reserved for the exercise of right of the convertible bonds (See Note 4.16)	-	60,000,000
		Share reserved for the exercise of right of the subordinated convertible bonds of CAPS (See Note 4.19)	150,000,000	150,000,000
		Share reserved for the exercise of right of the convertible bonds, which remain unissued (See Note 4.17)	500,000,000	500,000,000
		Share reserved for the exercise of right of the warrants, which remain unissued (See Note 4.21)	200,000,000	200,000,000
Class A preferred shares	1,000,000	Shares issued	345,000	345,000
		Share allocated for sale in the future	655,000	655,000
Class B preferred shares	1,000,000	Share allocated for sale in the future	1,000,000	1,000,000
Total	4,000,000,000		4,000,000,000	4,000,000,000

4.20.4 Capital fund as at June 30, 2004 and December 31, 2003 are as follows :

		June 30, 2004		December 31, 2003
				Million Baht
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		75,434.6		101,210.1
Legal reserve		-		11,544.8
Other reserve		-		63,266.9
Retained deficit after appropriation		-		(107,634.5)
Others		13,164.2		34,496.6
		88,598.8		102,883.9
Tier 2 capital				
Unrealized increment per land appraisal		6,870.6		6,870.6
Unrealized increment per premises and condominiums appraisal		2,233.1		2,401.8
Provision for normal assets		3,739.1		2,987.6
Unrealized gain (net) on equity security revaluation-available-for-sale		3,317.7		3,979.2
Long-term subordinated debt instruments				
Subordinated convertible bonds	128.2		797.9	
Unsecured subordinated notes	15,874.0	16,002.2	16,194.9	16,992.8
		32,162.7		33,232.0
Total		120,761.5		136,115.9

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at June 30, 2004 and December 31, 2003, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	June 30, 2004	December 31, 2003
	Percentage	
Total capital	13.6	15.9
Tier 1 capital	10.0	12.0
Tier 2 capital	3.6	3.9

4.21 Warrants

On April 5, 2000, the shareholders passed a resolution for the Bank to issue up to 200 million units of warrants with a maturity of not exceeding 10 years, to be offered and sold in foreign markets and/or domestic markets. The shareholders also approved to allocate 100 million ordinary shares, to be reserved additionally with 100 million ordinary shares which remain unexercised, totaling 200 million ordinary shares, to accommodate the exercise right of the warrant holders.

On April 9, 2004, the shareholders approved the reconsideration of resolutions of the shareholders' meeting convened on April 5, 2000 and approved for the Bank to issue warrants. The shareholders also approved to allocate ordinary shares to accommodate the exercise right of the warrant holders according to the amount and conditions previously approved (See Note 4.20).

4.22 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into trust agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity.

4.23 Legal reserve and other reserve

4.23.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund until the reserve fund reaches an amount of not less than 25% of the registered capital.

4.23.2 The Bank appropriated annual profit as other reserve, which is treated as general reserve with no specific purpose.

4.24 Offsetting for the retained deficit

On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,266,975,948, legal reserves amounting to Baht 11,544,800,000 and premium on ordinary share capital amounting to Baht 25,775,476,339, respectively, be transferred in order to offset for the retained deficit of the Bank totaling Baht 100,587,252,287, effective as from January 1, 2004.

4.25 Commitments

As at June 30, 2004 and December 31, 2003, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2004			December 31, 2003		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,128.4	1,439.4	3,567.8	2,458.9	845.2	3,304.1
Guarantees of loans	353.7	9,466.8	9,820.5	438.9	10,539.5	10,978.4
Other guarantees	51,445.3	13,626.9	65,072.2	50,689.9	11,984.0	62,673.9
Customers' liabilities under unmatured bills issued under letters of credit	396.9	9,557.6	9,954.5	414.8	8,965.5	9,380.3
Letters of credit	1,156.3	29,167.6	30,323.9	737.7	28,052.0	28,789.7
Forward foreign exchange contracts						
Bought	13,523.4	166,613.5	180,136.9	14,136.7	110,498.6	124,635.3
Sold	11,745.2	276,556.1	288,301.3	4,449.3	237,745.5	242,194.8
Currency swaps						
Bought	-	2,333.1	2,333.1	800.5	396.7	1,197.2
Sold	-	81.9	81.9	-	772.9	772.9
Interest rate swaps						
Bought	-	6,854.8	6,854.8	-	7,882.8	7,882.8
Sold	-	6,854.9	6,854.9	-	8,116.4	8,116.4
Amount of unused bank overdraft	117,294.6	3,025.1	120,319.7	113,893.3	2,815.6	116,708.9
Others	317.8	1,596.9	1,914.7	179.0	16,204.2	16,383.2
Total	198,361.6	527,174.6	725,536.2	188,199.0	444,818.9	633,017.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2004			December 31, 2003		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,128.4	1,439.4	3,567.8	2,424.3	845.2	3,269.5
Guarantees of loans	353.7	9,466.8	9,820.5	438.9	10,539.4	10,978.3
Other guarantees	51,399.9	13,025.7	64,425.6	50,621.9	11,461.1	62,083.0
Customers' liabilities under unmatured bills issued under letters of credit	396.9	9,434.5	9,831.4	414.8	8,785.2	9,200.0
Letters of credit	1,136.1	28,837.8	29,973.9	717.4	27,741.8	28,459.2
Forward foreign exchange contracts						
Bought	13,523.4	166,633.8	180,157.2	14,136.7	118,545.6	132,682.3
Sold	11,745.2	276,586.6	288,331.8	12,603.5	237,775.2	250,378.7
Currency swaps						
Bought	-	2,333.1	2,333.1	800.5	1,090.4	1,890.9
Sold	-	81.9	81.9	800.6	772.8	1,573.4
Interest rate swaps						
Bought	-	6,854.8	6,854.8	-	7,882.8	7,882.8
Sold	-	6,854.9	6,854.9	-	8,116.4	8,116.4
Amount of unused bank overdraft	117,294.6	2,166.3	119,460.9	113,893.3	2,042.4	115,935.7
Others	248.0	1,596.9	1,844.9	179.0	15,808.0	15,987.0
Total	198,226.2	525,312.5	723,538.7	197,030.9	451,406.3	648,437.2

4.26 Properties used as collateral

Government and State enterprises securities having face value of Baht 138,140.9 million and Baht 102,126.0 million as at June 30, 2004 and December 31, 2003, respectively, are deposited as cover for commitments with government agencies, the BOT and for securities sold under repurchase agreements in favour of the BOT.

4.27 Litigation

As at June 30, 2004 and December 31, 2003, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

4.28 Related party transactions

As at June 30, 2004 and December 31, 2003, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher, the close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those

As at June 30, 2004 and December 31, 2003, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	JUNE 30, 2004		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	75,810.1	75,810.1	April 11, 1997 - December 30, 2020
Average month end balance	76,007.3	76,007.3	
Commitments			
Ending balance	4,647.8	4,647.8	February 1, 2004 - May 12, 2018
Average month end balance	4,153.6	4,153.6	
Other related parties			
Loans			
Ending balance	15,772.2	21,562.2	November 4, 1993 - November 27, 2023
Average month end balance	14,698.4	20,451.6	
Commitments			
Ending balance	1,671.4	1,683.4	July 1, 2004 - October 8, 2020
Average month end balance	1,655.5	1,665.3	

Million Baht

	DECEMBER 31, 2003 CONSOLIDATED FINANCIAL STATEMENTS	DECEMBER 31, 2003 THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	74,801.4	74,801.4	April 11, 1997 - December 30, 2020
Average month end balance	74,620.2	74,620.2	
Commitments			
Ending balance	5,605.9	5,605.9	December 1, 2003 - May 12, 2018
Average month end balance	5,993.8	5,993.8	
Other related parties			
Loans			
Ending balance	11,830.5	17,369.7	November 4, 1993 - May 28, 2018
Average month end balance	9,585.3	10,046.9	
Commitments			
Ending balance	1,658.2	1,663.6	December 1, 2003 - October 8, 2020
Average month end balance	1,989.5	2,000.7	

For the half year ended June 30, 2004, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 1.28% to 2.375%, on default loans at 14.0% and on other loans between 1.25% to 8.25%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2003, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans between 1.312% to 2.425%, on default loans were at 14.0% and on other loans between 1.25% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at June 30, 2004 and December 31, 2003, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 13,413.9 million and Baht 13,301.0 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at June 30, 2004 and December 31, 2003 are shown in Note 4.4.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at June 30, 2004 and December 31, 2003 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Subsidiary company				
Sinnsuptawee Asset Management Co., Ltd.	-	-	5,790.0	5,539.2
Associated companies				
BSL Leasing Co., Ltd.	974.0	810.0	974.0	810.0
Thai Filament Finishing Co., Ltd.	162.7	161.8	162.7	161.8
Thai Polymer Textile Co., Ltd.	1,545.6	1,514.3	1,545.6	1,514.3
Thai Taffeta Textile Co., Ltd.	149.4	163.5	149.4	163.5

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Subsidiary companies				
Bangkok Bank Berhad	-	-	10.5	5.3
Bualuang Securities Co., Ltd.	-	-	1.5	1.5
Associated companies				
Asia Credit Public Co., Ltd.	0.5	0.3	0.5	0.3
BSL Leasing Co., Ltd.	77.0	85.7	77.0	85.7
Thai Filament Finishing Co., Ltd.	11.2	11.2	11.2	11.2
Thai Polymer Textile Co., Ltd.	12.5	56.2	12.5	56.2
Thai Taffeta Textile Co., Ltd.	7.3	6.4	7.3	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at June 30, 2004 and December 31, 2003 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Bangkok Central Leasing Co., Ltd.	569.0	401.0	569.0	401.0
Bangkok Polyethylene Co., Ltd.	1,585.3	1,601.0	1,585.3	1,601.0
Bangkok UFJ Co., Ltd.	-	76.0	-	76.0
Toyota Leasing (Thailand) Co., Ltd.	1,750.0	400.0	1,750.0	400.0

COMMITMENTS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Asia Lamp Industry Co., Ltd.	2.6	2.2	2.6	2.2
Bangkok Central Leasing Co., Ltd.	199.2	209.2	199.2	209.2
Bangkok Polyethylene Co., Ltd.	28.0	211.6	28.0	211.6
Thana Thep Printing Co., Ltd.	1.5	0.3	1.5	0.3
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

As at December 31, 2003 , the Bank had placement with BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 9,768.0 million.

As at December 31, 2003, the Bank had borrowings from BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 6,787.2 million.

As at June 30, 2004 and December 31, 2003, the Bank had deposits from related parties as follows :

		Million Baht
	June 30, 2004	December 31, 2003
Subsidiaries		
BBL (Cayman) Limited	0.0	0.3
Bangkok Bank Berhad	10.5	13.0
Sinnsuptawee Asset Management Co., Ltd.	130.1	110.5
Bualuang Finance Co., Ltd.	58.2	37.8
BBL Asset Management Co., Ltd.	5.2	6.6
Bualuang Securities Co., Ltd.	8.6	25.4
Associated companies		
BSL Leasing Co., Ltd.	14.2	16.5
Processing Center Co., Ltd.	179.8	171.8
Asia Credit Public Co., Ltd.	19.3	19.0
Thai Filament Finishing Co., Ltd.	0.1	0.0
Thai Polymer Textile Co., Ltd.	0.0	0.1
Thai Taffeta Textile Co., Ltd.	0.1	0.0
Related restructured debtors	4,655.5	6,138.0
Other related parties	5,926.7	5,221.3

As at June 30, 2004 and December 31, 2003, the Bank had placement with, loans to, commitments to, deposits from and borrowings from related parties, changing are as follows :

	June 30, 2004	December 31, 2003	Million Baht Change
PLACEMENT			
Subsidiaries	-	9,768.0	(9,768.0)
LOANS			
Subsidiaries	5,790.0	5,539.2	250.8
Associated companies	2,831.7	2,649.6	182.1
Related restructured debtors*	73,952.3	72,961.8	990.5
Other related parties*	14,798.2	11,020.5	3,777.7
Total	97,372.2	92,171.1	5,201.1
COMMITMENTS			
Subsidiaries	12.0	6.8	5.2
Associated companies	108.5	159.9	(51.4)
Related restructured debtors*	4,616.9	5,532.1	(915.2)
Other related parties*	1,593.8	1,570.7	23.1
Total	6,331.2	7,269.5	(938.3)
DEPOSITS			
Subsidiaries	212.6	168.2	44.4
Associated companies	213.5	207.4	6.1
Related restructured debtors*	4,655.5	6,138.0	(1,482.5)
Other related parties*	5,926.7	5,246.7	680.0
Total	11,008.3	11,760.3	(752.0)
BORROWING			
Subsidiaries	-	6,787.2	(6,787.2)

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

As at June 30, 2004 and December 31, 2003, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Subsidiaries				
Interest receivable	-	-	-	583.9
Interest payable	-	-	0.0	41.8
Associated companies				
Interest receivable	7.9	2.5	7.9	2.5
Interest payable	0.0	0.0	0.0	0.0
Other related parties				
Interest receivable	342.7	124.8	342.7	124.8
Interest payable	3.0	3.2	3.0	3.2

For the half years ended June 30, 2004 and 2003, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Subsidiaries				
Interest and discount received	-	-	177.9	388.2
Fees and service income	-	-	24.5	18.9
Other income	-	-	0.8	1.0
Dividend income	-	-	76.6	-
Interest paid	-	-	14.9	58.5
Other expenses	-	-	-	0.0
Associated companies				
Interest and discount received	32.4	45.5	32.4	45.5
Fees and service income	0.8	2.2	0.8	2.2
Other income	0.0	0.0	0.0	0.0
Dividend income	5.7	4.2	5.7	4.2
Interest paid	0.4	0.5	0.4	0.5
Other expenses	35.0	32.1	35.0	32.1
Other related parties				
Interest and discount received	1,731.6	1,608.8	1,731.6	1,608.8
Fees and service income	23.0	23.4	23.0	23.4
Interest paid	19.2	24.9	19.2	24.9

For the half year ended June 30, 2004 and for the year ended December 31, 2003, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 485.7 million for Baht 464.2 million and Baht 5,936.7 million for Baht 5,843.5 million, respectively which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 21.5 million and Baht 93.2 million, respectively there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30,
"UNAUDITED - REVIEWED"

		Million Baht
	2004	**2003**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(58.3)	1.1
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.4	0.3
Loss on impairment of properties foreclosed	11.9	6.1
Income (loss) from operations before changes in operating assets and liabilities	(46.0)	7.5
Operating assets (increase) decrease		
Deposit at financial institution	-	(180.0)
Properties foreclosed	(383.8)	157.5
Accrued interest receivable	3.2	0.6
Prepaid expenses	0.2	0.0
Accounts receivable	5.7	(10.0)
Sundry Debtors	-	(0.2)
Deposits	-	0.0
Advance payment	0.0	-
Income tax recoverable	(0.9)	(0.0)
Operating liabilities increase (decrease)		
Accrued expenses	2.3	1.7
Deposit and rental deposit for properties foreclosed	0.9	1.5
Deferred rental income for properties foreclosed	-	(0.0)
Deposit for properties foreclosed rental	7.6	0.2
Other liabilities	0.0	(0.1)
Net cash used in operating activities	(410.8)	(21.3)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.8)	(0.0)
Net cash used in investing activities	(0.8)	(0.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan from the parent company	250.7	-
Net cash provided by financing activities	250.7	-
Net cash and cash equivalent item decrease	(160.9)	(21.3)
Cash and cash equivalent items as at January 1,	290.5	246.4
Cash and cash equivalent items as at June 30,	129.6	225.1

4.29 Other benefits to directors and executives

The Bank has not extended extraordinary monetary and/or non-monetary benefits to the directors and executives from the level and inclusive of department manager upwards, except for ordinary benefit to the directors and executives.

4.30 Income Tax

For the half years ended June 30, 2004 and 2003, the consolidated financial statements presented income tax amounting to Baht 90.9 million and Baht 5.9 million, respectively, which is the income tax of its subsidiaries.

For the half years ended June 30, 2004 and 2003, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

4.31 Long-term leases

Long-term leases consisted of the following as at June 30, 2004 and December 31, 2003 :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
Type of lease	Period	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Land and/or premises	2004 - 2007	120.0	139.2	106.2	121.5
Land and/or premises	2008 - 2017	129.2	124.4	129.2	124.4
Land and/or premises	2018 - 2026	13.1	13.1	13.1	13.1
Total		262.3	276.7	248.5	259.0

4.32 The financial position and the results of operation by domestic and foreign operations

4.32.1 The financial position as at June 30, 2004 and December 31, 2003 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

	June 30, 2004			December 31, 2003		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,204,617.6	161,849.6	1,366,467.2	1,178,655.0	184,683.9	1,363,338.9
Interbank and money market items	18,660.8	61,446.9	80,107.7	14,677.9	91,653.9	106,331.8
Loans	807,530.8	92,642.8	900,173.6	773,092.1	78,808.4	851,900.5
Investments	350,935.8	6,748.3	357,684.1	339,804.7	14,534.3	354,339.0
LIABILITIES						
Deposits	1,082,566.4	81,377.9	1,163,944.3	1,039,348.3	83,945.8	1,123,294.1
Interbank and money market items	12,001.8	15,735.5	27,737.3	13,419.0	18,181.6	31,600.6
Borrowings	4,390.6	21,985.3	26,375.9	12,765.0	30,361.3	43,126.3
Subordinated bonds cum preferred shares	13,164.2	-	13,164.2	34,496.6	-	34,496.6
CONTINGENCIES	569,198.7	156,337.5	725,536.2	491,730.2	141,287.7	633,017.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	June 30, 2004			December 31, 2003		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,200,894.3	155,418.1	1,356,312.4	1,173,530.3	185,318.7	1,358,849.0
Interbank and money market items	18,312.5	59,011.9	77,324.4	13,861.7	99,495.9	113,357.6
Loans	809,871.2	86,799.3	896,670.5	775,319.5	73,539.3	848,858.8
Investments	354,235.3	8,600.6	362,835.9	342,890.4	12,861.0	355,751.4
LIABILITIES						
Deposits	1,080,318.0	75,226.2	1,155,544.2	1,036,955.6	77,954.3	1,114,909.9
Interbank and money market items	12,014.6	15,626.4	27,641.0	13,235.4	24,930.9	38,166.3
Borrowings	4,388.5	21,985.3	26,373.8	12,765.0	30,361.3	43,126.3
Subordinated bonds cum preferred shares	13,164.2	-	13,164.2	34,496.6	-	34,496.6
CONTINGENCIES	569,083.6	154,455.1	723,538.7	491,627.6	156,809.6	648,437.2

4.32.2 The results of operations for the quarters and the half years ended June 30, 2004 and 2003 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2004
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,516.8	1,886.7	(904.0)	11,499.5
Interest expenses	(3,058.6)	(1,334.4)	904.0	(3,489.0)
Net interest income	7,458.2	552.3	-	8,010.5
Non-interest income	3,993.5	532.9	(77.8)	4,448.6
Non-interest expenses	(7,437.6)	(672.3)	2.6	(8,107.3)
Income (loss) before income tax	4,014.1	412.9	(75.2)	4,351.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2003
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,708.7	2,275.8	(1,278.1)	11,706.4
Interest expenses	(5,653.3)	(1,884.8)	1,278.1	(6,260.0)
Net interest income	5,055.4	391.0	-	5,446.4
Non-interest income	4,908.3	684.2	29.3	5,621.8
Non-interest expenses	(7,452.5)	(872.2)	3.8	(8,320.9)
Income before income tax	2,511.2	203.0	33.1	2,747.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	21,242.7	3,851.1	(1,959.7)	23,134.1
Interest expenses	(7,506.6)	(2,912.4)	1,959.7	(8,459.3)
Net interest income	13,736.1	938.7	-	14,674.8
Non-interest income	8,201.3	1,101.2	(86.2)	9,216.3
Non-interest expenses	(14,982.6)	(1,181.4)	6.2	(16,157.8)
Income (loss) before income tax	6,954.8	858.5	(80.0)	7,733.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	22,887.6	4,701.6	(2,619.3)	24,969.9
Interest expenses	(11,730.0)	(3,902.5)	2,619.3	(13,013.2)
Net interest income	11,157.6	799.1	-	11,956.7
Non-interest income	8,468.6	1,223.9	26.5	9,719.0
Non-interest expenses	(15,368.5)	(1,661.9)	8.8	(17,021.6)
Income before income tax	4,257.7	361.1	35.3	4,654.1

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2004
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,488.5	1,769.2	(904.0)	11,353.7
Interest expenses	(3,045.9)	(1,290.9)	904.0	(3,432.8)
Net interest income	7,442.6	478.3	-	7,920.9
Non-interest income	3,685.8	504.2	(2.6)	4,187.4
Non-interest expenses	(7,171.2)	(644.9)	2.6	(7,813.5)
Income before income tax	3,957.2	337.6	-	4,294.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2003
(UNAUDITED - REVIEWED)

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,656.7	2,080.8	(1,033.8)	11,703.7
Interest expenses	(5,637.2)	(1,649.5)	1,033.8	(6,252.9)
Net interest income	5,019.5	431.3	-	5,450.8
Non-interest income	4,771.8	640.4	(3.8)	5,408.4
Non-interest expenses	(7,292.6)	(835.6)	3.8	(8,124.4)
Income before income tax	2,498.7	236.1	-	2,734.8

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2004			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	21,192.9	3,590.5	(1,824.9)	22,958.5
Interest expenses	(7,480.2)	(2,706.1)	1,824.9	(8,361.4)
Net interest income	13,712.7	884.4	-	14,597.1
Non-interest income	7,549.8	1,015.4	(6.2)	8,559.0
Non-interest expenses	(14,428.6)	(1,121.4)	6.2	(15,543.8)
Income before income tax	6,833.9	778.4	-	7,612.3

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2003			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	22,792.7	4,272.6	(2,179.6)	24,885.7
Interest expenses	(11,697.0)	(3,428.3)	2,179.6	(12,945.7)
Net interest income	11,095.7	844.3	-	11,940.0
Non-interest income	8,255.1	1,148.1	(8.8)	9,394.4
Non-interest expenses	(15,101.8)	(1,596.0)	8.8	(16,689.0)
Income before income tax	4,249.0	396.4	-	4,645.4

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is closed to the funding cost.

4.33 Disclosure of financial instruments

A financial instruments is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

4.33.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity, as at June 30, 2004 and December 31, 2003 :

Million Baht

	JUNE 30, 2004							
	Call to 1 Month	1 - 3 Months	3 - 12 Months	1 - 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	34,733.0	1,714.9	22,725.7	1,078.7	-	17,202.2**	-	77,454.5
Investment in securities and securities purchased under resale agreements	62,032.6	13,569.4	91,448.4	142,727.5	77,018.7	32,539.3	-	419,335.9
Loans	451,066.8	85,333.2	111,019.2	45,437.0	101,709.8	-	102,104.5	896,670.5
Financial Liabilities								
Deposits	699,353.3	300,672.1	97,466.6	8,523.4	0.3	49,528.5	-	1,155,544.2
Interbank and money market items and securities sold under repurchase agreements	14,453.2	6,086.9	3,253.8	2.0	-	5,845.1	-	29,641.0
Liabilities payable on demand	4,471.6	-	-	-	-	-	-	4,471.6
Borrowings	4,388.5	-	-	10,489.5	11,495.8	-	-	26,373.8

*

Million Baht

	DECEMBER 31, 2003							
	Call to 1 Month	1 - 3 Months	3 - 12 Months	1 - 5 Years	Over 5 Years	Non - interest bearing	Non - accrual Loans	Total
Financial Assets								
Interbank and money market items*	58,996.8	28,421.5	10,778.2	1,225.5	-	14,105.4**	-	113,527.4
Investment in securities and securities purchased under resale agreements	93,718.4	15,491.4	62,503.1	131,048.1	96,941.9	33,142.5	-	432,845.4
Loans	421,982.0	70,825.3	74,401.2	71,601.0	94,902.9	-	115,146.4	848,858.8
Financial Liabilities								
Deposits	653,341.8	311,669.2	92,496.0	13,473.1	0.3	43,929.5	-	1,114,909.9
Interbank and money market items and securities sold under repurchase agreements	18,551.9	9,936.9	3,194.2	-	-	6,483.3	-	38,166.3
Liabilities payable on demand	6,743.3	-	-	-	-	-	-	6,743.3
Borrowings	1,265.0	9,574.8	3,091.3	18,292.7	10,902.5	-	-	43,126.3

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at June 30, 2004 and December 31, 2003 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Fixed interest rate	229,711.3	216,816.3	229,122.0	216,187.3
Floating interest rate	583,297.0	561,815.0	580,749.2	559,132.2
Total	813,008.3	778,631.3	809,871.2	775,319.5

*

4.33.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

4.33.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately one-fourth of the total exposure as at June 30, 2004 and three-fifth of the total exposure as at December 31, 2003 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at June 30, 2004 and December 31, 2003, were approximately six months, almost all contracts was under one year tenor. For the currency swaps and interest rate swaps, all exposures as at June 30, 2004 and December 31, 2003, were to financial institutions.

The following table shows the credit risk of the Bank's derivative financial instruments as at June 30, 2004 and December 31, 2003 :

		Million Baht
	June 30, 2004	**December 31, 2003**
Forward foreign exchange contracts	1,266.3	2,502.8
Currency swaps	2.6	247.5
Interest rate swaps	414.6	585.7
Total	1,683.5	3,336.0

4.33.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the half years ended June 30, 2004 and 2003 :

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2004		
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	179,176.7	1,334.2	1.5%
Investments, net	354,917.6	5,382.3	3.0%
Loans	868,243.9	16,242.0	3.7%
Total	1,402,338.2	22,958.5	
Interest-bearing Financial Liabilities			
Deposits	1,136,279.9	4,902.0	0.9%
Interbank and money market items and securities sold under repurchase agreements	35,136.2	208.3	1.2%
Long-term borrowings and subordinated bonds cum preferred shares	59,571.8	3,251.1	10.9%
Total	1,230,987.9	8,361.4	

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2003		
	Average Balance	**Interest Income / Expense and Dividend Income**	**Average Rate (%) Per Annum**
Earning Financial Assets			
Interbank and money market items and securities purchased under resale agreements	160,599.0	2,140.0	2.7%
Investments, net	317,036.0	6,028.9	3.8%
Loans	832,274.1	16,716.8	4.0%
Total	1,309,909.1	24,885.7	
Interest-bearing Financial Liabilities			
Deposits	1,072,394.5	7,697.5	1.4%
Interbank and money market items	22,084.4	211.9	1.9%
Long-term borrowings and subordinated bonds cum preferred shares	78,318.6	5,036.3	12.9%
Total	[illegible]	[illegible]	

4.33.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at June 30, 2004 and December 31, 2003 :

Million Baht

JUNE 30, 2004	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items*	76,375.8	1,078.7	-	-	-	77,454.5
Investments and securities purchased under resale agreements	162,181.1	147,444.6	77,170.8	32,539.4	-	419,335.9
Loans**	484,758.4	204,659.9	105,147.7	-	102,104.5	896,670.5
Deposits	1,147,020.6	8,523.3	0.3	-	-	1,155,544.2
Interbank and money market items and securities sold under repurchase agreements	29,639.0	2.0	-	-	-	29,641.0
Liabilities payable on demand	4,471.6	-	-	-	-	4,471.6
Borrowings	-	10,489.5	11,495.8	4,388.5	-	26,373.8
Subordinated bonds cum preferred shares	-	-	-	13,164.2	-	13,164.2

Million Baht

DECEMBER 31, 2003	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non - accrual Loans	Total
Interbank and money market items***	112,301.9	1,225.5	-	-	-	113,527.4
Investments and securities purchased under resale agreements	167,139.8	135,451.9	97,111.2	33,142.5	-	432,845.4
Loans**	386,838.8	236,992.8	109,880.8	-	115,146.4	848,858.8
Deposits	1,101,436.5	13,473.1	0.3	-	-	1,114,909.9
Interbank and money market items and securities sold under repurchase agreements	37,054.3	1,112.0	-	-	-	38,166.3
Liabilities payable on demand	6,743.3	-	-	-	-	6,743.3
Borrowings	13,931.1	18,292.7	10,902.5	-	-	43,126.3
Subordinated bonds cum preferred shares	-	-	-	34,496.6	-	34,496.6

* Excluding allowance for doubtful accounts amounting to Baht 130.1 million.

**

4.33.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheets, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at June 30, 2004 and December 31, 2003 :

				Million Baht
	JUNE 30, 2004 Notional Amount			
	Up to 1 Year	Over 1 Year	Total	Fair Value
Forward foreign exchange contracts	467,625.6	863.3	468,488.9	(203.8)
Currency swaps	368.6	2,046.4	2,415.0	(2.4)
Interest rate swaps	3,096.2	10,613.5	13,709.7	403.9

				Million Baht
	DECEMBER 31, 2003 Notional Amount			
	Up to 1 Year	Over 1 Year	Total	Fair Value
Forward foreign exchange contracts	383,061.0	-	383,061.0	(1,116.6)
Currency swaps	3,464.3	-	3,464.3	247.5
Interest rate swaps	2,817.0	12,948.7	15,765.7	570.8

4.33.7 Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments. The methodology used is dependent upon the characteristics of the financial instrument and the financial market in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market, such as investments in securities, have their fair value determined by the quoted market price. In other circumstances, the fair value is ordinarily derived from quoted market rates such as interest rates and foreign exchange rates, which are then subsequently incorporated into generally accepted pricing models, based on the discounted cash flow theory, to determine the fair value.

Although the management uses its best judgment in estimating fair values of financial instruments, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at June 30, 2004 and December 31, 2003 :

				Million Baht
	THE BANK'S FINANCIAL STATEMENTS			
	June 30, 2004		December 31, 2003	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	20,573.6	20,573.6	28,239.9	28,239.9
Interbank and money market items	77,324.4	77,324.4	113,357.6	113,357.6
Securities purchased under resale agreements	56,500.0	56,500.0	77,094.0	77,094.0
Investments	362,835.9	369,008.4	355,751.4	362,517.6
Loans and accrued interest receivables, net	769,661.7	769,661.7	714,512.2	714,512.2
Customers' liabilities under acceptances	1,022.9	1,022.9	1,139.4	1,139.4
Financial Liabilities				
Deposits	1,155,544.2	1,155,544.2	1,114,909.9	1,114,909.9
Interbank and money market items	27,641.0	27,641.0	38,166.3	38,166.3
Securities sold under repurchase agreements	2,000.0	2,000.0	-	-
Liabilities payable on demand	4,471.6	4,471.6	6,743.3	6,743.3
Borrowings and subordinated bonds cum preferred shares	39,538.0	49,830.9	77,622.8	93,064.7
Bank's liabilities under acceptances	1,022.9	1,022.9	1,139.4	1,139.4
Interest payable	2,486.6	2,486.6	3,431.3	3,431.3

The following methods and assumptions were used by the Bank in estimating fair value of financial instruments as disclosed herein :

Cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, securities sold under repurchase agreement, interest payable, and Bank's liabilities under acceptances: the carrying amounts approximate fair value in the balance sheets.

Trading securities, available-for-sale securities, and held-to-maturity debt securities: the fair value is based on market value. For non-marketable debt securities, fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, of which fair value is estimated based on discounted cash flow method or net book value amount, and listed securities acquired through debt restructuring with trading restriction, of which fair value is estimated based on discounted cash flow method or the last bid price on SET on the day that securities are transferred for debt repayment.

Loans and accrued interest receivables: fair value is based on carrying value of loans and accrued interest receivables net of allowance for doubtful accounts as most of loans are floating rate loans.

Borrowings and subordinated bonds cum preferred shares: fair value is based on market value.

Forward foreign exchange contracts: fair value is determined using quoted market prices of instruments with similar characteristics and maturities. Interest rate swaps and currency swaps: fair value is calculated using discounted cash flow models based on current market yields and the maturity of similar instruments.

4.34 Events after the balance sheet date

On July 7, 2004, the Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,497,894 shares to 1,908,711,239 shares by converting 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount (See Note 4.19).